Exhibit 99.1

Rogers Reports Second Quarter 2010 Financial and Operating Results

Adjusted Operating Profit up 11% as Revenue Grows 5% to $3.0 Billion;

Revenue Increases Combine with Cost Efficiencies to Drive Margin Expansion at each of Wireless, Cable and Media;

Wireless Data Revenue Growth Continues Strong at 39%, while Cable Total Service Units grow 25,000 More Than Second Quarter 2009;

Growth Across Media’s Portfolio Leads to 8% Revenue Increase which Combine with Cost Efficiencies to Drive 78% Adjusted Operating Profit Growth;

Consolidated Second Quarter Free Cash Flow up 20%, Adjusted Net Income up 13%, and Adjusted Earnings Per Share up 23%

TORONTO (July 27, 2010) - Rogers Communications Inc. today announced its consolidated financial and operating results for the three and six months ended June 30, 2010.

Financial highlights are as follows:
	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except per share amounts)	2010	2009	% Chg	2010	2009	% Chg

Operating revenue	$3,029	$2,891	5	$5,916	$5,638	5
Operating profit(1)	1,182	1,033	14	2,304	2,115	9
Net income	451	374	21	831	683	22
Basic and diluted net income per share	$0.78	$0.59	32	$1.42	$1.08	31

As adjusted:(2)
Operating profit(1)	$1,200	$1,083	11	$2,363	$2,088	13
Net income	464	412	13	872	668	31
Basic and diluted net income per share	$0.80	$0.65	23	$1.49	$1.06	41

(1)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles (“GAAP”). See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian GAAP and the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)
For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation expense (recovery); (ii) integration and restructuring expenses; (iii) other items; and (iv) in respect of net income and net income per share, the related income tax impact of the above amounts.

Rogers Communications Inc.	1	Second Quarter 2010

“Our results for the second quarter of 2010 demonstrate continued revenue and subscriber growth combined with healthy operating leverage resulting from efficiency gains across the business,” said Nadir Mohamed, President and Chief Executive Officer of Rogers Communications. “As a result, we expanded margins in all three segments and delivered double digit growth in adjusted operating profit, free cash flow and earnings per share.”

Highlights of the second quarter of 2010 include the following:

•
Generated consolidated quarterly revenue growth of 5%, with Wireless network growth of 7%, and growth of 4% in Cable Operations and 8% in Media. Wireless, Cable Operations and Media adjusted operating profit increased by 10%, 4%, and 78% respectively. Revenue growth and cost reduction initiatives combined to drive the adjusted operating profit margin up to 39.6% from 37.5% year-over-year on a consolidated basis, with Wireless network margins increasing to 49.9% from 48.5%, Cable Operations margins increasing to 43.4% from 43.1%, and Media margins increasing to 16.7% from 10.1% year-over-year .

•
Wireless network revenue growth was fuelled by data revenue growth of 39% and net subscriber additions of 119,000. Wireless data revenue now comprises 27% of Wireless network revenue and was helped by the activation and upgrade of approximately 385,000 additional smartphone devices during the quarter, predominantly BlackBerry, iPhone and Android devices, of which approximately 35% were for subscribers new to Wireless. This resulted in subscribers with smartphones, who generate ARPU nearly twice that of voice only subscribers, representing 35% of the overall postpaid subscriber base as at June 30, 2010, up from 25% as at June 30, 2009.

•
Grew total service units (television, Internet and telephony subscribers) at Cable by more than 25,000 versus the second quarter 2009, with Internet subscriber penetration now at 72% of television subscribers and residential voice-over-cable telephony penetration at 42% of television subscribers.

•
Wireless announced that it would offer Apple’s iPhone 4, and also began offering prepaid wireless service plans for Apple’s recently introduced touchscreen tablet computer, the iPad, for customers who want to take their movies, TV shows, music, games and reading with them.

•
We unveiled the Rogers Handset Protection Guarantee program for wireless customers. The program, a first from a Canadian wireless service provider, provides a simple and cost effective replacement service for customers whose devices have been lost, stolen or broken.

•
Launched Rogers’ Extreme Text Messaging service, a North American first, allowing wireless customers to personalize their texting experience with signatures, distribution lists, blocking and forwarding, making the texting experience as easy and feature rich as email.

•
Announced the introduction of a new wireless brand called chatr, the first in the prepaid unlimited talk and text category to offer customers the reach and reliability of a proven network.  chatr will offer unlimited voice and text plans within defined urban chatr zones, and be supported by extensive retail distribution.  The introduction of chatr rounds out Rogers’ existing multi-brand approach to targeting distinct market segments.

•
Cable announced the official launch of its innovative Rogers On Demand Online distribution platform, Canada’s one-stop web destination for on-demand access to a vast video library that features prime time, daytime and specialty TV, movies, news, sports, and music content.

Rogers Communications Inc.	2	Second Quarter 2010

•
Media strengthened its radio presence in Edmonton, Alberta with the agreement to acquire BOUNCE (CHBN-FM), one of Edmonton's top hit music stations, and in London, Ontario with the agreement to acquire BOB-FM (CHST-FM), a continual ratings leader in that market. These transactions are subject to CRTC approval, and are expected to close in the second half of 2010.

•
Together with Canucks Sports and Entertainment, we announced a 10-year strategic alliance giving Rogers the arena naming and telecommunications sponsorship rights.  The Vancouver stadium that is home to the NHL’s Canucks will now be known as Rogers Arena.

•
Generated consolidated free cash flow (adjusted operating profit less property, plant and equipment expenditures and interest) of $591 million, a 20% increase from second quarter 2009, while adjusted net income grew by 13%. On a per share basis, free cash flow increased by 30% and adjusted earnings per share increased by 23% reflecting share buybacks over the past year which decreased the base of outstanding shares.

•
We repurchased 9.0 million RCI Class B Non-Voting shares for $328 million during the quarter under our $1.5 billion share buyback authorization, and paid dividends on our common shares totalling $188 million.

This management’s discussion and analysis (“MD&A”), which is current as of July 26, 2010, should be read in conjunction with our Second Quarter 2010 Interim Unaudited Consolidated Financial Statements and Notes thereto, our 2009 Annual MD&A and our 2009 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 25 of our 2009 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2009.

In this MD&A, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•
“Wireless”, which refers to our wireless communications operations, included in Rogers Communications Partnership (“RCP”), formerly Rogers Wireless Partnership ("RWP"), and Fido Solutions Inc. (“Fido”);

•	“Cable”, which refers to our cable communications operations, including Rogers Cable Communications Inc. (“RCCI”) and its subsidiary, Rogers Cable Partnership; and

•
“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 53 radio stations, the Citytv television network, the Rogers Sportsnet television network, The Shopping Channel, the OMNI television stations, and Canadian specialty channels including The Biography Channel Canada, G4TechTV and Outdoor Life Network; Rogers Publishing, which publishes approximately 70 magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

Rogers Communications Inc.	3	Second Quarter 2010

On July 1, 2010, the Company’s shared services and Cable and Wireless operations were consolidated into Rogers Communications Partnership. See the section entitled “Overview of Liquidity, Financing and Share Capital Activities”.

Substantially all of our operations are in Canada.

Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear.

Rogers Communications Inc.	4	Second Quarter 2010

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except per share amounts)	2010	2009	% Chg	2010	2009	% Chg

Operating revenue
Wireless	$1,700	$1,616	5	$3,362	$3,160	6
Cable
Cable Operations	790	763	4	1,579	1,506	5
RBS	140	125	12	273	253	8
Rogers Retail	86	90	(4)	175	192	(9)
Corporate items and eliminations	(12)	(6)	100	(26)	(11)	136
	1,004	972	3	2,001	1,940	3
Media	396	366	8	697	650	7
Corporate items and eliminations	(71)	(63)	13	(144)	(112)	29
Total	3,029	2,891	5	5,916	5,638	5

Adjusted operating profit (loss)(1)
Wireless	815	742	10	1,647	1,452	13
Cable
Cable Operations	343	329	4	683	637	7
RBS	9	7	29	17	22	(23)
Rogers Retail	(8)	(4)	100	(12)	(3)	n/m
	344	332	4	688	656	5
Media	66	37	78	74	27	174
Corporate items and eliminations	(25)	(28)	(11)	(46)	(47)	(2)
Adjusted operating profit(1)	1,200	1,083	11	2,363	2,088	13
Stock-based compensation recovery (expense)(2)	(10)	(13)	(23)	(34)	68	n/m
Integration and restructuring expenses(3)	(8)	(37)	(78)	(10)	(41)	(76)
Other items, net(4)	-	-	n/m	(15)	-	n/m
Operating profit(1)	1,182	1,033	14	2,304	2,115	9
Other income and expense, net(5)	731	659	11	1,473	1,432	3
Net income	$451	$374	21	$831	$683	22

Basic and diluted net income per share	$0.78	$0.59	32	$1.42	$1.08	31

As adjusted:(1)
Net income	$464	$412	13	$872	$668	31
Basic and diluted net income per share	$0.80	$0.65	23	$1.49	$1.06	41

Additions to property, plant and equipment ("PP&E")(1)
Wireless	$206	$204	1	$405	$378	7
Cable
Cable Operations	159	156	2	277	260	7
RBS	8	9	(11)	14	17	(18)
Rogers Retail	3	3	-	4	6	(33)
	170	168	1	295	283	4
Media	9	16	(44)	14	30	(53)
Corporate	54	46	17	91	102	(11)
Total	$439	$434	1	$805	$793	2

(1)	As defined. See the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
In the three and six months ended June 30, 2010, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base; ii) severances and restructuring expenses related to the outsourcing of certain information technology functions; iii) transaction costs incurred and the integration of Blink Communications Inc. (“Blink”); and iv) the closure of certain Rogers Retail stores. In the three and six months ended June 30, 2009, costs incurred relate to i) severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions; ii) severances and restructuring expenses related to the outsourcing of certain information technology functions; iii) the integration of Futureway Communications Inc. (“Futureway”) and Aurora Cable TV Limited (“Aurora Cable”); and iv) the closure of certain Rogers Retail stores.

(4)	Relates to resolution of obligations and accruals relating to prior periods.
(5)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.
n/m: not meaningful.

Rogers Communications Inc.	5	Second Quarter 2010

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2010	2009	% Chg	2010	2009	% Chg

Operating revenue
Postpaid	$1,559	$1,456	7	$3,074	$2,862	7
Prepaid	74	73	1	140	140	-
Network revenue	1,633	1,529	7	3,214	3,002	7
Equipment sales	67	87	(23)	148	158	(6)
Total operating revenue	1,700	1,616	5	3,362	3,160	6

Operating expenses before the undernoted
Cost of equipment sales	243	254	(4)	480	479	-
Sales and marketing expenses	152	149	2	263	289	(9)
Operating, general and administrative expenses	490	471	4	972	940	3
	885	874	1	1,715	1,708	-
Adjusted operating profit(1)	815	742	10	1,647	1,452	13
Stock-based compensation recovery (expense) (2)	(2)	(2)	-	(7)	8	n/m
Integration and restructuring expenses(3)	-	(9)	n/m	(1)	(9)	(89)
Other items, net(4)	-	-	n/m	(10)	-	n/m
Operating profit(1)	$813	$731	11	$1,629	$1,451	12

Adjusted operating profit margin as % of network revenue(1)	49.9%	48.5%		51.2%	48.4%

Additions to PP&E(1)	$206	$204	1	$405	$378	7

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to severances and restructuring expenses related to the outsourcing of certain information technology functions.
(4)	Relates to resolution of obligations and accruals relating to prior periods.

Rogers Communications Inc.	6	Second Quarter 2010

Summarized Wireless Subscriber Results

	Three months ended June 30,			Six months ended June 30,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2010	2009	Chg	2010	2009	Chg

Postpaid
Gross additions	321	347	(26)	599	662	(63)
Net additions	98	148	(50)	145	252	(107)
Total postpaid retail subscribers	7,124	6,702	422	7,124	6,702	422
Average monthly revenue per user ("ARPU")(1)	$73.54	$73.24	$0.30	$72.83	$72.69	$0.14
Average monthly minutes of usage	577	604	(27)	567	587	(20)
Monthly churn	1.06%	1.00%	0.06%	1.08%	1.05%	0.03%

Prepaid
Gross additions	165	135	30	293	265	28
Net additions (losses)	21	(6)	27	(13)	(38)	25
Total prepaid retail subscribers	1,502	1,454	48	1,502	1,454	48
ARPU(1)	$16.61	$16.77	$(0.16)	$15.64	$15.92	$(0.28)
Average monthly minutes of usage	112	124	(12)	109	120	(11)
Monthly churn	3.26%	3.24%	0.02%	3.43%	3.44%	(0.01%)

Total Postpaid and Prepaid
Gross additions	486	482	4	892	927	(35)
Net additions	119	142	(23)	132	214	(82)
Total postpaid and prepaid retail subscribers	8,626	8,156	470	8,626	8,156	470
Monthly churn	1.44%	1.41%	0.03%	1.49%	1.48%	0.01%

Blended ARPU(1)	$63.66	$63.09	$0.57	$62.82	$62.32	$0.50
Blended average monthly minutes of usage	495	516	(21)	485	500	(15)

(1)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”. As calculated in the “Supplementary Information” section.

Wireless Subscribers and Network Revenue

The year-over-year decrease in net subscriber additions for the quarter primarily reflects a combination of an increased level of competitive intensity, a significantly higher than usual market share of subscriber additions by Wireless in the prior year period, and a slowing of consumer iPhone purchases in advance of the availability of the new iPhone 4 during the third quarter of 2010. Wireless began offering prepaid wireless service plans for Apple’s recently introduced touchscreen tablet computer, the iPad, during the quarter and this contributed to the increase in prepaid subscribers versus the prior year period.

The increase in network revenue for the three and six months ended June 30, 2010, compared to the corresponding periods of 2009, was driven predominantly by the continued growth of Wireless’ postpaid subscriber base and the continued adoption of wireless data services. Year-over-year, blended ARPU increased by 0.9%, which reflects higher wireless data, feature and long-distance revenues, partially offset by declines in roaming and out-of-plan usage revenues reflecting a combination of economic softness, the creation over the past year of voice and data roaming value plans for frequent travelers, and general competitive intensity.

For both the three and six months ended June 30, 2010, wireless data revenue increased by approximately 39% over the corresponding periods of 2009, to $436 million and $851 million, respectively. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphone and wireless laptop devices which are driving increased usage of e-mail, wireless Internet access, text messaging and other wireless data services. For both the three and six months ended June 30, 2010, data revenue represented approximately 27% of total network revenue,  compared to approximately 20% in the corresponding periods of 2009.

Rogers Communications Inc.	7	Second Quarter 2010

Wireless activated and upgraded approximately 385,000 smartphone devices, predominately iPhone, BlackBerry and Android devices, of which approximately 35% were for subscribers new to Wireless, during the three months ended June 30, 2010. This resulted in subscribers with smartphones representing 35% of the overall postpaid subscriber base as at June 30, 2010, compared to 25% as at June 30, 2009. These subscribers have committed to new multi-year-term contracts, and generate ARPU nearly twice that of voice only subscribers.

Wireless’ success in maintaining the low level of postpaid churn reflects targeted customer retention programs and continued enhancements in network coverage and quality.

Wireless Equipment Sales

The year-over-year decrease in the equipment sales component of revenue, including activation fees and net of equipment subsidies, for the three and six months ended June 30, 2010, versus the corresponding periods of 2009, reflects fluctuations in the mix, volumes, and subsidy levels associated with device sales to new and upgrading subscribers.

Wireless Operating Expenses

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2010	2009	% Chg	2010	2009	% Chg

Operating expenses
Cost of equipment sales	$243	$254	(4)	$480	$479	-
Sales and marketing expenses	152	149	2	263	289	(9)
Operating, general and administrative expenses	490	471	4	972	940	3
Operating expenses before the undernoted	885	874	1	1,715	1,708	-
Stock-based compensation expense (recovery)(1)	2	2	-	7	(8)	n/m
Integration and restructuring expenses(2)	-	9	n/m	1	9	(89)
Other items, net(3)	-	-	n/m	10	-	n/m
Total operating expenses	$887	$885	-	$1,733	$1,709	1

(1)	See the section entitled “Stock-based Compensation”.
(2)	Costs incurred relate to severances and restructuring expenses related to the outsourcing of certain information technology functions.
(3)	Relates to resolution of obligations and accruals relating to prior periods.

The decrease in cost of equipment sales for the three months ended June 30, 2010, compared to the corresponding period of 2009, was primarily the result of the timing of hardware shipments versus the prior period, offset by a higher average cost of more sophisticated devices.  These factors also contributed to the relatively steady level of cost of equipment sales for the six months ended June 30, 2010, compared to the corresponding period of 2009.

Sales and marketing expenses increased slightly for the three months ended June 30, 2010, compared to the corresponding period of 2009, due to modest increased spending on advertising and promotion costs for new marketing campaigns, offset by savings resulting from cost reduction initiatives. Sales and marketing expenses decreased 9% for the six months ended June 30, 2010, compared to the corresponding period of 2009, due to lower sales volumes as well as savings resulting from cost reduction initiatives.

Rogers Communications Inc.	8	Second Quarter 2010

The year-over-year increase in operating, general and administrative expenses for the second quarter, excluding retention spending discussed below, was driven by a combination of growth in the Wireless postpaid subscriber base offset by savings related to operating and scale efficiencies across various functions.

Total retention spending, including subsidies on handset upgrades, was $170 million and $325 million in the three and six months ended June 30, 2010, respectively, compared to $144 million and $287 million in the corresponding periods of 2009. The retention spending for the three and six months ended June 30, 2010 increased compared to the corresponding periods of 2009 as a result of a higher volume of upgrade activity by existing subscribers and an increased mix of more sophisticated devices, versus the prior periods.

Wireless Adjusted Operating Profit

The 10% year-over-year increase in adjusted operating profit and the adjusted operating profit margin of 49.9% on network revenue (which excludes equipment sales revenue) for the three months ended June 30, 2010 primarily reflects the increase in network revenue offset by the increase in the total operating expenses discussed above.

Wireless Additions to Property, Plant and Equipment (“PP&E”)

Wireless additions to PP&E are classified into the following categories:

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2010	2009	% Chg	2010	2009	% Chg

Additions to PP&E
Capacity	$96	$119	(19)	$224	$209	7
Quality	73	49	49	116	99	17
Network - other	7	5	40	13	19	(32)
Information technology and other	30	31	(3)	52	51	2
Total additions to PP&E	$206	$204	1	$405	$378	7

Wireless PP&E additions reflect spending on network capacity, such as radio channel additions, network core improvements and network enhancing features, including the deployment of our HSPA+ network.  Quality related PP&E is associated with upgrades to the network to enable higher throughput speeds, in addition to improved network access associated activities such as site build programs, and network sectorization work. In addition, Quality includes test and monitoring equipment and operating support system activities. Investments in Network - other are associated with network reliability and renewal initiatives, infrastructure upgrades, and new product platforms. Information technology and other wireless specific system initiatives included billing and back-office system upgrades, and other facilities and equipment spending.

Spending for the three months ended June 30, 2010 related to the Quality PP&E increased by 49% over the second quarter of 2009 due to increased new cell-site build activity. Quarter-over-quarter Capacity PP&E was lower by 19%, as a result of decreased spending on switching/radio network controller equipment and transmission augmentation projects. Network - other spending increased 40% over the second quarter of 2009 due to new product initiatives, such as the development of a pre-paid rocket stick and subscriber day passes for U.S. and international roaming.

Rogers Communications Inc.	9	Second Quarter 2010

Other Wireless Developments

Wireless announced the introduction of a new wireless brand called chatr. This new wireless brand will focus on the growing urban zone based unlimited talk and text category.

On July 9, 2010, Wireless reached an agreement to acquire the assets of Cityfone Telecommunications Inc. (“Cityfone”) for cash consideration of $24 million. Cityfone is a leading independent Canadian Mobile Virtual Network Operator that resells Wireless’ post paid wireless voice and data services to subscribers through private label programs with major Canadian brands.

CABLE

Summarized Cable Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2010(1)	2009	% Chg	2010(1)	2009	% Chg

Operating revenue
Cable Operations(2)	$790	$763	4	$1,579	$1,506	5
RBS	140	125	12	273	253	8
Rogers Retail	86	90	(4)	175	192	(9)
Intercompany eliminations	(12)	(6)	100	(26)	(11)	136
Total operating revenue	1,004	972	3	2,001	1,940	3

Adjusted operating profit (loss) before the undernoted
Cable Operations(2)	343	329	4	683	637	7
RBS	9	7	29	17	22	(23)
Rogers Retail	(8)	(4)	100	(12)	(3)	n/m
Adjusted operating profit(3)	344	332	4	688	656	5
Stock-based compensation recovery (expense)(4)	(2)	(4)	(50)	(5)	21	n/m
Integration and restructuring expenses(5)	(7)	(7)	-	(8)	(11)	(27)
Other items, net(6)	-	-	n/m	(5)	-	n/m
Operating profit(3)	$335	$321	4	$670	$666	1

Adjusted operating profit (loss) margin(3)
Cable Operations(2)	43.4%	43.1%		43.3%	42.3%
RBS	6.4%	5.6%		6.2%	8.7%
Rogers Retail	(9.3%)	(4.4%)		(6.9%)	(1.6%)

Additions to PP&E(3)
Cable Operations(2)	$159	$156	2	$277	$260	7
RBS	8	9	(11)	14	17	(18)
Rogers Retail	3	3	-	4	6	(33)
Total additions to PP&E	$170	$168	1	$295	$283	4

(1)	The operating results of Blink are included in RBS’ results of operations from the date of acquisition on January 29, 2010.
(2)	Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
(3)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(4)	See the section entitled “Stock-based Compensation”.
(5)
In the three and six months ended June 30, 2010, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base; ii) severances and restructuring expenses related to the outsourcing of certain information technology functions; iii) transaction costs incurred and the integration of Blink; and iv) the closure of certain Rogers Retail stores. In the three and six months ended June 30, 2009, costs incurred relate to i) severances and restructuring expenses related to the outsourcing of certain information technology functions; ii) the integration of Futureway and Aurora Cable; and iii) the closure of certain Rogers Retail stores.

(6)	Relates to resolution of obligations and accruals relating to prior periods.

The following segment discussions provide a detailed discussion of the Cable operating results.

Rogers Communications Inc.	10	Second Quarter 2010

CABLE OPERATIONS

Summarized Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2010	2009	% Chg	2010	2009	% Chg

Operating revenue
Core Cable	$448	$440	2	$905	$868	4
Internet	214	195	10	418	381	10
Rogers Home Phone	128	128	-	256	257	-
Total Cable Operations operating revenue	790	763	4	1,579	1,506	5

Operating expenses before the undernoted
Sales and marketing expenses	58	64	(9)	110	119	(8)
Operating, general and administrative expenses	389	370	5	786	750	5
	447	434	3	896	869	3
Adjusted operating profit(1)	343	329	4	683	637	7
Stock-based compensation recovery (expense)(2)	(2)	(4)	(50)	(5)	19	n/m
Integration and restructuring expenses(3)	(1)	(6)	(83)	(1)	(7)	(86)
Other items, net(4)	-	-	n/m	(7)	-	n/m
Operating profit(1)	$340	$319	7	$670	$649	3

Adjusted operating profit margin(1)	43.4%	43.1%		43.3%	42.3%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
In the three and six months ended June 30, 2010, costs incurred relate to severances and restructuring expenses related to the outsourcing of certain information technology functions. In the three and six months ended June 30, 2009, costs incurred relate to i) severances and restructuring expenses related to the outsourcing of certain information technology functions; and ii) the integration of Futureway and Aurora Cable.

(4)	Relates to resolution of obligations and accruals relating to prior periods.

Rogers Communications Inc.	11	Second Quarter 2010

Summarized Subscriber Results

	Three months ended June 30,			Six months ended June 30,
(Subscriber statistics in thousands)	2010	2009	Chg	2010	2009	Chg

Cable homes passed	3,661	3,577	84	3,661	3,577	84

Television
Net additions (losses)	-	(19)	19	1	(27)	28
Total television subscribers	2,296	2,292	4	2,296	2,292	4

Digital cable
Households, net additions	11	8	3	37	43	(6)
Total households	1,701	1,593	108	1,701	1,593	108

Cable high-speed Internet
Net additions (losses)(1)	7	(4)	11	24	7	17
Total cable high-speed Internet subscribers(1)	1,643	1,578	65	1,643	1,578	65

Cable telephony lines
Net additions and migrations(2)	16	21	(5)	38	38	-
Total cable telephony lines	975	878	97	975	878	97

Total cable service units (3)
Net additions (losses)	23	(2)	25	63	18	45
Total cable service units	4,914	4,748	166	4,914	4,748	166

Circuit-switched lines
Net losses and migrations(2)	(11)	(27)	16	(27)	(50)	23
Total circuit-switched lines	97	165	(68)	97	165	(68)

(1)
Cable high-speed Internet subscriber base excludes ADSL subscribers of 4,000 and 7,000 at June 30, 2010 and 2009, respectively. In addition, net additions exclude ADSL subscriber losses of nil and 1,000 in the three and six months ended June 30, 2010, respectively and ADSL subscriber losses of 2,000 and 4,000 in the three and six months ended June 30, 2009, respectively.

(2)
Includes approximately 1,000 and 4,000 migrations from circuit-switched to cable telephony for the three and six months ended June 30, 2010 and  includes approximately 6,000 and 11,000 migrations from circuit-switched to cable telephony for the three and six months ended June 30, 2009, respectively.

(3)	Total cable service units are comprised of television subscribers, cable high-speed Internet subscribers and cable telephony lines.

Core Cable Revenue

The increase in Core Cable revenue for the three and six months ended June 30, 2010, compared to the corresponding periods of 2009, reflects the continued increasing penetration of our digital cable product offerings. The temporary slowdown in the year-over-year growth rate of Core Cable revenue from the first quarter to the second quarter of 2010 reflects the timing of annual pricing changes, which took place in March 2009 and July 2010.

Cable continues to lead the Canadian cable industry in digital cable penetration. The digital cable subscriber base grew by 7% from June 30, 2009 to June 30, 2010, to 74% of television households passed by our cable networks, compared to 70% as at June 30, 2009. Increased demand from subscribers for the larger selection of digital content, video on demand, HDTV and personal video recorder (“PVR”) equipment continues to drive the growth in the digital subscriber base.

Cable Internet Revenue

The year-over-year increase in Internet revenues for the three and six months ended June 30, 2010, primarily reflects the increase in the Internet subscriber base, combined with Internet services price changes made in March 2010 and increased promotional programs.

Rogers Communications Inc.	12	Second Quarter 2010

With the high-speed Internet base at approximately 1.6 million subscribers, Internet penetration is approximately 45% of the homes passed by our cable networks and 72% of our television subscriber base, at June 30, 2010.

Rogers Home Phone Revenue

Rogers Home Phone revenue for the three and six months ended June 30, 2010, reflects the year-over-year growth in the cable telephony customer base with a corresponding cable telephony revenue growth of approximately 9% for the quarter, offset by the ongoing decline of the legacy circuit-switched telephony and long-distance only customer bases. The lower net additions of cable telephony lines in the second quarter of 2010 versus the corresponding period of 2009 are primarily the result of fewer customer migrations from circuit-switch to cable telephony.

Cable telephony lines in service grew 11% from June 30, 2009 to June 30, 2010. At June 30, 2010, cable telephony lines represented 27% of the homes passed by our cable networks and 42% of television subscribers.

Cable continues to focus principally on growing its on-net cable telephony line base. As part of this on-net focus, Cable continues to significantly de-emphasize sales of the circuit-switched product. Of the 16,000 net line additions to cable telephony during the second quarter of 2010, approximately 1,000 were migrations of lines from our legacy circuit-switched platform to our cable telephony platform. Because of the strategic decision in early 2008 to de-emphasize sales of the circuit-switched telephony product outside of the cable footprint, Cable expects that circuit-switched net line losses will continue as that base of subscribers continues to contract over time.

Excluding the impact of the shrinking circuit-switched telephony business, the year-over-year revenue growth for Rogers Home Phone and Cable Operations for the second quarter ended June 30, 2010 would have been 9% and 5%, respectively.

Cable Operations Operating Expenses

The increase in Cable Operations’ operating expenses for the three and six months ended June 30, 2010, compared to the corresponding periods of 2009, was primarily driven by higher costs associated with programming and other content, network operations, and increases in information technology costs, offset by cost reductions and efficiency initiatives across various functions. Cable Operations continues to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

Cable Operations Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth and cost changes described above. As a result, Cable Operations adjusted operating profit margins increased to 43.4% and 43.3%, respectively, for the three and six months ended June 30, 2010, compared to 43.1% and 42.3%, respectively, in the corresponding periods of 2009.

Rogers Communications Inc.	13	Second Quarter 2010

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2010(1)	2009	% Chg	2010(1)	2009	% Chg

RBS operating revenue	$140	$125	12	$273	$253	8

Operating expenses before the undernoted
Sales and marketing expenses	10	6	67	22	12	83
Operating, general and administrative expenses	121	112	8	234	219	7
	131	118	11	256	231	11
Adjusted operating profit(2)	9	7	29	17	22	(23)
Stock-based compensation recovery(3)	-	-	n/m	-	1	n/m
Integration and restructuring expenses(4)	(2)	(1)	100	(3)	(1)	200
Operating profit(2)	$7	$6	17	$14	$22	(36)

Adjusted operating profit margin(2)	6.4%	5.6%		6.2%	8.7%

(1)	The operating results of Blink are included in RBS’ results of operations from the date of acquisition on January 29, 2010.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(3)	See the section entitled “Stock-based Compensation”.
(4)
In the three and six months ended June 30, 2010, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base; and ii) transaction costs incurred and the integration of Blink. In the three and six months ended June 30, 2009, costs incurred relate to severances and restructuring expenses related to the outsourcing of certain information technology functions.

Summarized Subscriber Results

	Three months ended June 30,			Six months ended June 30,
(Subscriber statistics in thousands)	2010	2009	Chg	2010	2009	Chg

Local line equivalents(1)
Total local line equivalents	156	187	(31)	156	187	(31)

Broadband data circuits(2)(3)
Total broadband data circuits	35	37	(2)	35	37	(2)

(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
(3)	Included in total broadband data circuits at June 30, 2010 are 2,000 broadband data circuits acquired from Blink on January 29, 2010.

RBS Revenue

The increase in RBS revenues reflects the increase in long-distance revenue, which includes higher volumes by both carrier and internal customers, and the acquisition of Blink, partially offset by the ongoing decline in the legacy portions of the business. RBS is focused on leveraging on-net revenue opportunities utilizing Cable’s existing network facilities as well as maintaining its existing medium enterprise customer base while growing the carrier business. Excluding the acquisition of Blink, revenue growth for the three months ended June 30, 2010 would have been 8%.  For the three and six months ended June 30, 2010, long-distance revenue increased, which was partially offset by a decline in RBS legacy data and local revenues, compared to the corresponding periods of 2009.

Rogers Communications Inc.	14	Second Quarter 2010

RBS Operating Expenses

Operating, general and administrative expenses increased for the three and six months ended June 30, 2010, compared to the corresponding periods of 2009. An increase in long-distance costs due to higher call volumes and country mix resulted in higher operating costs which were partially offset by lower data and local carrier charges.

Sales and marketing expenses increased for the three and six months ended June 30, 2010, compared to the corresponding periods of 2009, and reflect increased marketing within the medium and large enterprise and carrier segments associated with RBS’ launch of a new suite of Ethernet services. The increase also reflects the organizational changes to support an increase in the sales and marketing effort.

RBS Adjusted Operating Profit

The changes in revenues and operating expenses described above resulted in an adjusted operating profit margin of 6.4% and 6.2%, respectively, for the three and six months ended June 30, 2010, compared to 5.6% and 8.7%, respectively, in the corresponding periods of the prior year. Excluding the acquisition of Blink, adjusted operating profit for the three months ended June 30, 2010 would have been approximately $7 million.

ROGERS RETAIL

Summarized Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2010	2009	% Chg	2010	2009	% Chg

Operating revenue
Wireless and Cable sales	49	46	7	97	95	2
Video rental and sales	37	44	(16)	78	97	(20)
Total Rogers Retail operating revenue	86	90	(4)	175	192	(9)

Operating expenses before the undernoted	94	94	-	187	195	(4)
Adjusted operating (loss)(1)	(8)	(4)	100	(12)	(3)	n/m
Stock-based compensation recovery(2)	-	-	n/m	-	1	n/m
Integration and restructuring expenses(3)	(4)	-	n/m	(4)	(3)	33
Other items, net(4)	-	-	n/m	2	-	n/m
Operating loss(1)	$(12)	$(4)	200	$(14)	$(5)	180

Adjusted operating (loss) margin(1)	(9.3%)	(4.4%)		(6.9%)	(1.6%)

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to the closure of certain Rogers Retail stores.
(4)	Relates to the resolution of accruals relating to prior periods.

Rogers Retail Revenue

The decrease in Rogers Retail revenue for the three and six months ended June 30, 2010, compared to the corresponding periods of 2009, was the result of a continued decline in video rental and sales activities partially offset by higher sales of wireless and other communications products versus the prior year period.

Rogers Communications Inc.	15	Second Quarter 2010

Early in 2010, Rogers began an initiative to more deeply integrate its wireless, cable and video rental distribution channels to better respond to changing customer needs and preferences.  As a result of this integration, certain facilities and stores associated principally with the video rental portion of Rogers Retail will be closed.

Rogers Retail Adjusted Operating Loss

The adjusted operating loss at Rogers Retail increased for the three and six months ended June 30, 2010, compared to the corresponding periods of 2009, reflecting the trends noted above.

CABLE ADDITIONS TO PP&E

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Summarized Cable PP&E Additions

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2010	2009	% Chg	2010	2009	% Chg

Additions to PP&E
Customer premise equipment	$66	$45	47	$112	$78	44
Scalable infrastructure	47	69	(32)	87	104	(16)
Line extensions	12	10	20	20	18	11
Upgrades and rebuild	5	5	-	8	10	(20)
Support capital	29	27	7	50	50	-
Total Cable Operations	159	156	2	277	260	7
RBS	8	9	(11)	14	17	(18)
Rogers Retail	3	3	-	4	6	(33)
	$170	$168	1	$295	$283	4

Additions to Cable PP&E include continued investments in the cable network to enhance customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and On-Demand services to be added.

The increase in Cable Operations PP&E for the three and six months ended June 30, 2010 compared to the corresponding periods of 2009 resulted primarily from higher CPE spending offset by lower scaleable infrastructure expenditures due to the completion of certain projects associated with our Internet and digital cable platforms. The higher CPE spending corresponds with higher levels of cable service unit net additions versus the corresponding prior year periods.

Rogers Communications Inc.	16	Second Quarter 2010

The RBS PP&E additions for the three and six months ended June 30, 2010 decreased slightly compared to the corresponding periods of 2009 and reflects the timing of expenditures on customer networks and support capital.

Rogers Retail PP&E additions are attributable to improvements made to certain retail locations.

MEDIA

Summarized Media Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2010	2009	% Chg	2010	2009	% Chg

Operating revenue	$396	$366	8	$697	$650	7

Operating expenses before the undernoted	330	329	-	623	623	-
Adjusted operating profit(1)	66	37	78	74	27	174
Stock-based compensation recovery (expense)(2)	(2)	(2)	-	(6)	14	n/m
Integration and restructuring expenses(3)	(1)	(21)	(95)	(1)	(21)	(95)
Operating profit(1)	$63	$14	n/m	$67	$20	n/m

Adjusted operating profit margin(1)	16.7%	10.1%		10.6%	4.2%

Additions to property, plant and equipment(1)	$9	$16	(44)	$14	$30	(53)

(1)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to severances resulting from the targeted restructuring of our employee base.

Media Revenue

The increase in Media’s revenue for the three and six months ended June 30, 2010, compared to the corresponding periods of 2009, reflects improvements in Media’s prime time TV ratings, increased subscriber fees, improvements in the advertising market and in consumer discretionary spending, which together are favorably impacting Television, Sportsnet, Radio and The Shopping Channel revenues. Publishing is also beginning to experience positive growth in advertising revenues for the first time in several quarters, while Sports Entertainment reported modest revenue declines associated with fluctuations in attendance levels.

Media Operating Expenses

Media’s operating expenses for the three and six months ended June 30, 2010 were flat compared to the corresponding periods of 2009. While focused cost reduction programs across all of Media’s divisions over the past year have resulted in reduced operating expenses, these savings were offset by cost of goods sold increases at The Shopping Channel associated with higher sales volumes and certain planned increases in programming costs at Television and Sportsnet.

Rogers Communications Inc.	17	Second Quarter 2010

Media Adjusted Operating Profit

The increase in Media’s adjusted operating profit for the three and six months ended June 30, 2010, compared to the corresponding periods of 2009, primarily reflects the revenue and expense changes discussed above and resultant operating leverage which caused operating profit and margins to both increase significantly.

Media Additions to PP&E

Media’s PP&E additions in the three and six months ended June 30, 2010 declined from the corresponding periods of 2009 due to the completion of Television’s new Ontario broadcasting facility in 2009 combined with numerous cost containment initiatives across Media’s divisions.

Other Media Developments

In June 2010, Media reached an agreement to acquire London, Ontario FM radio station BOB-FM (CHST-FM) and Edmonton, Alberta FM radio station BOUNCE (CHBN-FM). These transactions are subject to CRTC approval and expected to close in the second half of 2010.

RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING PROFIT FOR THE PERIOD

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian GAAP to the non-GAAP measures operating profit and adjusted operating profit for the period. See the “Supplementary Information” section for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 2 to the Unaudited Interim Consolidated Financial Statements section entitled “Segmented Information”.

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2010	2009	% Chg	2010	2009	% Chg

Net income	$451	$374	21	$831	$683	22
Income tax expense	173	125	38	337	285	18
Other (income) expense, net	(5)	(4)	25	(4)	(6)	(33)
Change in the fair value of derivative instruments	(32)	11	n/m	(19)	1	n/m
Foreign exchange (gain) loss	19	(80)	n/m	7	(51)	n/m
Debt issuance costs	-	5	n/m	-	5	n/m
Interest on long-term debt	170	156	9	338	308	10
Operating income	776	587	32	1,490	1,225	22
Depreciation and amortization	406	446	(9)	814	890	(9)
Operating profit	1,182	1,033	14	2,304	2,115	9
Stock-based compensation expense (recovery)	10	13	(23)	34	(68)	n/m
Integration and restructuring expenses	8	37	(78)	10	41	(76)
Other items, net	-	-	n/m	15	-	n/m
Adjusted operating profit	$1,200	$1,083	11	$2,363	$2,088	13

Net Income and Net Income Per Share

We recorded net income of $451 million and $831 million for the three and six months ended June 30, 2010, respectively, or basic and diluted net income per share of $0.78 and $1.42, respectively, compared to net income of $374 million and $683 million, or basic and diluted net income per share of $0.59 and $1.08, in the corresponding periods of 2009.

Rogers Communications Inc.	18	Second Quarter 2010

On an adjusted basis, we recorded net income of $464 million and $872 million for the three and six months ended June 30, 2010, respectively, or basic and diluted adjusted net income per share of $0.80 and $1.49, respectively, compared to net income of $412 million and $668 million, or basic and diluted net income per share of $0.65 and $1.06, in the corresponding periods of 2009.

Income Tax Expense

Our effective income tax rate for the three and six months ended June 30, 2010 was 27.7% and 28.9%, respectively. The 2010 effective income tax rates are less than the 2010 statutory income tax rates of 30.4% and 30.5%, respectively, primarily due to the effect of tax rate changes.

	Three months ended June 30,		Six months ended June 30,
(In millions of dollars)	2010	2009	2010	2009

Statutory income tax rates	30.4%	32.1%	30.5%	32.1%

Income before income taxes	$624	$499	$1,168	$968

Income tax expense at statutory income tax rate on income before income taxes	$190	$160	$356	$311
Increase (decrease) in income taxes resulting from:
Change in valuation allowance	2	(38)	(1)	(23)
Effect of tax rate changes	(15)	-	(23)	-
Other items	(4)	3	5	(3)

Income tax expense	$173	$125	$337	$285

Effective income tax rate	27.7%	25.1%	28.9%	29.4%

Change in Fair Value of Derivative Instruments

The change in the fair value of derivative instruments in the three and six months ended June 30, 2010 was primarily the result of the non-cash change in the fair value of the cross-currency interest rate exchange agreements (“Derivatives”) hedging our US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes. This change in fair value of the Derivatives was primarily caused by changes in the value of the Canadian dollar relative to that of the U.S. dollar. During the three and six months ended June 30, 2010, the Canadian dollar weakened by 4.9 cents and 1.4 cents, respectively, versus the U.S. dollar. We have recorded the fair value of our Derivatives using an estimated credit-adjusted mark-to-market valuation. The impact of such valuation is illustrated in the section entitled “Mark-to-Market Value of Derivatives”.

Foreign Exchange Gain (Loss)

During the three months ended June 30, 2010, the Canadian dollar weakened by 4.9 cents versus the U.S. dollar resulting in a foreign exchange loss of $19 million, primarily related to the US$350 million Senior Notes due 2038 for which the associated Derivatives have not been designated as hedges for accounting purposes. During the corresponding period of 2009, the Canadian dollar strengthened by 9.8 cents versus the U.S. dollar and resulted in a foreign exchange gain of $80 million during the three months ended June 30, 2009, primarily related to the US$350 million Senior Notes due 2038 which are not hedged for accounting purposes (see above) and the US$400 million Senior Subordinated Notes due 2012 which were not hedged and which were redeemed in December 2009.

Rogers Communications Inc.	19	Second Quarter 2010

During the six months ended June 30, 2010, the Canadian dollar weakened by 1.4 cents versus the U.S. dollar resulting in a foreign exchange loss of $7 million, primarily related to the US$350 million Senior Notes due 2038 for which the associated Derivatives have not been designated as hedges for accounting purposes. During the corresponding period of 2009, the Canadian dollar strengthened by 6.2 cents versus the U.S. dollar and resulted in a foreign exchange gain of $51 million during the six months ended June 30, 2009, primarily related to the US$350 million Senior Notes due 2038 which are not hedged for accounting purposes (see above) and the US$400 million Senior Subordinated Notes due 2012 which were not hedged and which were redeemed in December 2009.

Interest on Long-Term Debt

The $14 million increase in interest expense for the three months ended June 30, 2010, and the $30 million increase in interest expense for the six months ended June 30, 2010, compared to the corresponding periods of 2009, is primarily due to the increase in long-term debt at June 30, 2010, compared to the corresponding periods of 2009, including the impact of Derivatives, together with the full period impact of the Company’s May 2009 issuance of $1.0 billion of 5.80% Senior Notes due 2016.

Operating Income

The increase in operating income in the three months ended June 30, 2010, compared to the corresponding period of 2009, reflects the growth in revenue of $138 million and the decrease of expenses of $51 million. For the six months ended June 30, 2010, compared to the corresponding period of 2009, the growth in revenue of $278 million exceeded the growth in expenses of $13 million. See the section entitled “Segment Review” for a detailed discussion of respective segment results.

Depreciation and Amortization Expense

The change in depreciation and amortization expense for the three and six months ended June 30, 2010, compared to the corresponding periods of 2009, primarily reflects an increase in depreciation on PP&E offset by a decrease in amortization of intangible assets that became fully amortized in the past year.

Rogers Communications Inc.	20	Second Quarter 2010

Stock-based Compensation

A summary of stock-based compensation expense (recovery) is as follows:

	Stock-based Compensation Expense (Recovery) Included in Operating, General and Administrative Expenses
	Three months ended June 30,		Six months ended June 30,
(In millions of dollars)	2010	2009	2010	2009

Wireless	$2	$2	$7	$(8)
Cable	2	4	5	(21)
Media	2	2	6	(14)
Corporate	4	5	16	(25)
	$10	$13	$34	$(68)

At June 30, 2010, we had a liability of $176 million, compared to a liability of $186 million at June 30, 2009, related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the three and six months ended June 30, 2010, $16 million and $34 million, respectively (2009 - $6 million and $24 million), was paid to holders of stock options, restricted share units and deferred share units upon exercise using a cash settlement feature which we adopted for stock options in May 2007. The expense (recovery) in a given period, which is included in operating, general and administrative expenses in the Unaudited Interim Consolidated Financial Statements, is generally a function of the vesting of options and units and a true up to the liability associated with changes to the underlying price of the RCI Class B Non-voting shares. In March 2010, the federal budget introduced proposed changes to the tax treatment of stock-based compensation. If enacted, these changes could cause us to potentially forego tax deductions on cash settlement of stock options.

Integration and Restructuring Expenses

During the three and six months ended June 30, 2010, we incurred $8 million and $10 million, respectively, of restructuring expenses related to i) severances resulting from the targeted restructuring of our employee base ($4 million and $4 million, respectively); ii) severances and restructuring expenses related to the outsourcing of certain information technology functions ($1 million and $2 million, respectively); iii) retail store closures ($3 million and $3 million, respectively); and iv) transaction costs incurred and integration of acquired businesses and related restructuring ($nil and $1 million, respectively).

Other Items

During the three and six months ended June 30, 2010, we recorded $nil and $15 million, respectively, of net adjustments related to the resolution of obligations and accruals relating to prior periods.

Adjusted Operating Profit

As discussed above, the adjusted operating profit in Wireless, Cable and Media all increased for the three and six months ended June 30, 2010, compared to the three and six months ended June 30, 2009. For discussions of the results of operations of each of these segments, refer to the respective segment discussions above.

Rogers Communications Inc.	21	Second Quarter 2010

For the three months ended June 30, 2010, consolidated adjusted operating profit increased to $1,200 million, from $1,083 million in the corresponding period of the prior year. Consolidated adjusted operating profit for three months ended June 30, 2010 and June 30, 2009, respectively, excludes: (i) stock-based compensation expense of $10 million and $13 million; and (ii) integration and restructuring expenses of $8 million and $37 million.

For the six months ended June 30, 2010, consolidated adjusted operating profit increased to $2,363 million, from $2,088 million in the corresponding period of the prior year. Consolidated adjusted operating profit for the six months ended June 30, 2010 and June 30, 2009, respectively, excludes: (i) stock-based compensation expense (recovery) of $34 million and $(68) million; (ii) integration and restructuring expenses of $10 million and $41 million; and (iii) other items of $15 million and $nil.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.

ADDITIONS TO PP&E

For details on the additions of PP&E for the Wireless, Cable and Media segments, refer to the section above entitled “Segment Review”.

Corporate Additions to PP&E

The corporate additions to PP&E included $43 million and $78 million for the three and six months ended June 30, 2010, respectively, and $26 million and $57 million for the three and six months ended June 30, 2009, respectively, both of which related to spending associated with an enterprise-wide billing and business support system initiative.

OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

Liquidity

Three months ended June 30, 2010

For the three months ended June 30, 2010, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $966 million from $918 million in the corresponding period of 2009. The $48 million increase is primarily the result of a $117 million increase in adjusted operating profit together with a $29 million reduction in integration and restructuring expenses and a $19 million increase in program rights and Rogers Retail rental amortization, offset by a $106 million increase in current income tax expense ($101 million of which is non-cash and has been recorded to accounts payable and accrued liabilities) and a $14 million increase in interest expense.

Taking into account the changes in non-cash operating working capital items for the three months ended June 30, 2010, cash generated from operations was $979 million, compared to $876 million in the corresponding period of 2009. The cash generated from operations of $979 million, together with the receipt of $1 million from the issuance of Class B Non-Voting shares from the exercise of employee stock options, resulted in total net funds of approximately $980 million generated or raised in the three months ended June 30, 2010.

Rogers Communications Inc.	22	Second Quarter 2010

Net funds used during the three months ended June 30, 2010 totalled approximately $984 million, the details of which include the following:

•	additions to PP&E of $420 million, including ($19 million) of related changes in non-cash working capital;

•	the payment of quarterly dividends of $188 million on our Class A Voting and Class B Non-Voting shares;

•	the purchase for cancellation of approximately 9 million Class B Non-Voting shares for an aggregate purchase price of $328 million;

•	acquisitions and other net investments aggregating $8 million;

•	payments for program rights of $39 million; and

•	repayment of capital lease of $1 million.

Taking into account the opening cash balance of $126 million at the beginning of the period and the uses of funds described above, the cash balance at June 30, 2010 was $122 million.

Six months ended June 30, 2010

For the six months ended June 30, 2010, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $1,869 million from $1,800 million in the corresponding period of 2009. The $69 million increase is primarily the result of a $275 million increase in adjusted operating profit together with a $31 million reduction in integration and restructuring expenses and a $28 million increase in program rights and Rogers Retail rental amortization, offset by a $220 million increase in current income tax expense ($208 million of which is non-cash and has been recorded to accounts payable and accrued liabilities) and a $30 million increase in interest expense.

Taking into account the changes in non-cash operating working capital items for the six months ended June 30, 2010, cash generated from operations was $1,832 million, compared to $1,564 million in the corresponding period of 2009. The cash generated from operations of $1,832 million, together with the receipt of $2 million from the issuance of Class B Non-Voting shares from the exercise of employee stock options, resulted in total net funds of approximately $1,834 million generated or raised in the six months ended June 30, 2010.

Net funds used during the six months ended June 30, 2010 totalled approximately $2,095 million, the details of which include the following:

•	additions to PP&E of $875 million, including $70 million of related changes in non-cash working capital;

•	the payment of quarterly dividends of $363 million on our Class A Voting and Class B Non-Voting shares;

Rogers Communications Inc.	23	Second Quarter 2010

•	the purchase for cancellation of approximately 18 million Class B Non-Voting shares for an aggregate purchase price of $630 million;

•	acquisitions and other net investments aggregating $141 million, including $131 million to acquire Blink Communications;

•	payments for program rights of $85 million; and

•	repayment of capital lease of $1 million.

Taking into account the opening cash balance of $383 million at the beginning of the period and the uses of funds described above, the cash balance at June 30, 2010 was $122 million.

Financing

Our long-term debt instruments are described in Note 14 and Note 15 to the 2009 Annual Audited Consolidated Financial Statements and Note 6 to the Unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2010.

At June 30, 2010, there were no advances outstanding under our $2.4 billion bank credit facility.

July 1, 2010 Corporate Reorganization

On June 30, 2010, Rogers Wireless Partnership changed its name to Rogers Communications Partnership (“RCP”).  On July 1, 2010, the Company completed a reorganization which included the amalgamation of RCI and Rogers Cable Communications Inc. (“RCCI”) and another of RCI's wholly-owned subsidiaries forming one amalgamated company under the name Rogers Communications Inc.  Following this amalgamation, certain of the operating assets and operating liabilities of the amalgamated company together with all of its employees were transferred to RCP, subject to certain exceptions.  The amalgamated company did not transfer its interests or obligations in or under: equity interests in any subsidiaries; long term debt; derivative instruments; real estate assets; and intercompany promissory notes. The transfer of the amalgamated company’s broadcasting distribution undertaking licences and related network assets is pending CRTC approval.

As a result of this reorganization, effective July 1, 2010, RCP holds substantially all of the Company’s shared services and Cable and Wireless operations.  Reporting will continue to reflect the Cable and Wireless services as separate operating segments.

In addition, RCCI ceased to be a separate legal entity on July 1, 2010 as a result of the amalgamation and effective July 1, 2010 RCCI is no longer an obligor or guarantor for the Company's bank credit facility, public debt or derivative instruments. The amalgamated company continues to be the obligor in respect of each of these, while RCP remains either a co-obligor or guarantor for the public debt and a guarantor for the bank credit facility and derivative instruments.  The Company's respective obligations under the bank credit facility, the public debt and the derivative instruments continue to rank pari passu on an unsecured basis.

There has been no impact on Media as a result of this reorganization.

Rogers Communications Inc.	24	Second Quarter 2010

Normal Course Issuer Bid

On February 17, 2010, we announced that the Toronto Stock Exchange had accepted a notice filed by RCI of our intention to renew our NCIB for a further one-year period commencing February 22, 2010 and ending February 21, 2011, and during such one-year period we may purchase on the TSX up to the lesser of 43.6 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion. The actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

During the three months ended June 30, 2010, we purchased approximately 9 million Class B Non-Voting shares for an aggregate purchase price of $328 million. An aggregate 1 million of these shares comprising $36 million of the aggregate purchase price were purchased and recorded in the second quarter but were settled in early July.

During the six months ended June 30, 2010, we purchased approximately 18 million Class B Non-Voting shares for an aggregate purchase price of $630 million. Of these shares, 4 million were purchased pursuant to a private agreement between RCI and an arm’s length third party seller for an aggregate purchase price of $126 million. This purchase was made under issuer bid exemption orders issued by the Ontario Securities Commission and is included in calculating the number of Class B Non-Voting shares that we may purchase pursuant to the NCIB.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Derivatives, whether or not they qualify as hedges for accounting purposes, since all such Derivatives are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our Derivatives regardless of qualifications for accounting purposes as a hedge.

During the three and six months ended June 30, 2010, there was no change in our U.S. dollar-denominated debt or in our Derivatives. On June 30, 2010, 100% of our U.S. dollar-denominated debt was hedged on an economic basis while 94% of our U.S. dollar-denominated debt was hedged on an accounting basis. The Derivatives hedging our US$350 million 7.50% Senior Notes due 2038 do not qualify as hedges for accounting purposes.

Rogers Communications Inc.	25	Second Quarter 2010

Consolidated Hedged Position

(In millions of dollars, except percentages)		June 30, 2010		December 31, 2009

U.S. dollar-denominated long-term debt	US	$5,540	US	$5,540

Hedged with Derivatives	US	$5,540	US	$5,540

Hedged exchange rate		1.2043		1.2043

Percent hedged (1)		100.0%		100.0%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$9,307	Cdn	$9,307
Total long-term debt at fixed rates	Cdn	$9,307	Cdn	$9,307
Percent of long-term debt fixed		100.0%		100.0%

Weighted average interest rate on long-term debt		7.27%		7.27%

(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on June 30, 2010, RCI accounted for 93.7% of its Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, 93.7% of U.S. dollar-denominated debt is hedged for accounting purposes versus 100% on an economic basis.

(2)	Long-term debt includes the effect of the Derivatives.

Mark-to-Market Value of Derivatives

In accordance with Canadian GAAP, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation which is determined by increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated bond spread (“Bond Spread”) for the relevant term and counterparty for each derivative. In the case of Derivatives accounted for as assets by Rogers (i.e. those Derivatives for which the counterparties owe Rogers), the Bond Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Derivatives accounted for as liabilities (i.e. those Derivatives for which Rogers owes the counterparties), Rogers’ Bond Spread was added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.

The effect of estimating the credit-adjusted fair value of Derivatives at June 30, 2010, versus the unadjusted risk-free mark-to-market value of Derivatives is illustrated in the table below. As at June 30, 2010, the credit-adjusted estimated net liability value of Rogers’ Derivatives portfolio was $737 million, which is $2 million more than the unadjusted risk-free mark-to-market net liability value.

(In millions of dollars)	Derivatives in an asset position (A)	Derivatives in a liability position (B)	Net liability position (A + B)

Mark-to-market value - risk-free analysis	$253	$(988)	$(735)

Mark-to-market value - credit-adjusted estimate (carrying value)	$230	$(967)	$(737)

Difference	$23	$(21)	$2

Rogers Communications Inc.	26	Second Quarter 2010

Long-term Debt Plus Net Derivative Liabilities (Assets)

The aggregate of our long-term debt plus net derivative liabilities (assets) at the mark-to-market values using risk-free analysis (“the risk-free analytical value”) is used by us and many analysts to most closely represent the Company’s net debt-related obligations for valuation purposes, calculated as follows:

(In millions of dollars)	June 30, 2010	December 31, 2009

Long-term debt(1)	$8,536	$8,464

Net derivative liabilities at the risk-free analytical value(1)	$735	$1,027
Total	$9,271	$9,491

(1)	Includes current and long-term portions.

We believe that the non-GAAP financial measure of long-term debt plus net derivative liabilities (assets) at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. This is also useful to investors and analysts in enabling them to analyze the enterprise and equity value of the Company and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations or financial position reported under Canadian and U.S. GAAP.

Outstanding Share Data

Set out below is our outstanding share data as at June 30, 2010. For additional information, refer to Note 18 of our 2009 Annual Audited Consolidated Financial Statements and the Unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2010.

	June 30, 2010	June 30, 2009
Common Shares(1)

Class A Voting	112,462,014	112,462,014
Class B Non-Voting(2)	462,086,705	506,979,463
Total Common Shares	574,548,719	619,441,477

Options to purchase Class B Non-Voting shares

Outstanding options	12,919,931	15,843,736
Outstanding options exercisable	7,413,276	10,310,725

(1)
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

(2)
The outstanding Class B Non-Voting shares recorded above reflects the cancellation of an aggregate 1,012,000 shares purchased pursuant to the NCIB during the three months ended June 30, 2010 but which settled in early July 2010.

Rogers Communications Inc.	27	Second Quarter 2010

Dividends and Other Payments on Equity Securities

We declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares, as follows:

			Dividend	Dividends paid
Declaration date	Record date	Payment date	per share	(in millions)

October 28, 2008	November 25, 2008	January 2, 2009	$0.25	$159

February 17, 2009	March 6, 2009	April 1, 2009	$0.29	$184
April 29, 2009	May 15, 2009	July 2, 2009	$0.29	$184
August 20, 2009	September 9, 2009	October 1, 2009	$0.29	$177
October 27, 2009	November 20, 2009	January 2, 2010	$0.29	$175

February 17, 2010	March 5, 2010	April 1, 2010	$0.32	$188
April 29, 2010	May 14, 2010	July 2, 2010	$0.32	$187

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2009 Annual MD&A, and are further discussed in Notes 14, 15 and 23 of our 2009 Annual Audited Consolidated Financial Statements. There have been no significant changes to these material contractual obligations since December 31, 2009.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2009 Annual MD&A. Significant developments regarding those regulations since our 2009 MD&A was published on February 17, 2010 are as follows:

Review of Broadcasting Regulations including Fee-for-Carriage and Distant Signal Fees

On March 22, 2010, in Broadcasting Decision 2010-167, the CRTC made the determination to implement a “value for signal” (“VFS”) regime that is similar to the U.S. “retransmission consent regime”.  Since the CRTC received conflicting legal opinions as to whether it has the authority to implement such a regime, it has asked the Federal Court of Appeal for a ruling on an expedited basis.  Implementation of the regime will be put on hold pending the ruling.

Rogers Communications Inc.	28	Second Quarter 2010

Under this VFS regime, the proposed market-based negotiations will apply only to licensees of private local TV stations, thus excluding the CBC.  Broadcasters will choose on a station-by-station basis whether to: (1) negotiate with broadcasting distribution undertakings (“BDU”s) for the value of their signals; or (2) continue under the existing regulatory framework.  This choice will be valid for a fixed term of three years. Those who choose negotiation would forego (i) mandatory distribution; (ii) priority channel placement; and (iii) simultaneous substitution.  However, if unsuccessful after the CRTC-imposed timeline for negotiations, broadcasters can require a distributor to blackout their signal and the programs they have purchased the rights to that are airing on U.S. (i.e. NBC, CBS, FOX and ABC) or other Canadian services.  Negotiated compensation could be cash or a combination of cash and other consideration (e.g. channel placement, promotion, marketing).  The CRTC will only arbitrate should both parties request it.

On March 23, 2010, the CRTC also released its report requested in the fall of 2009 by the Government of Canada Order-in-Council through the Minister of Canadian Heritage and Official Languages on the implications of implementing a compensation regime for the value of local television signals, more commonly known as fee-for-carriage.  The report simply referred to the conclusions and policy laid out in Decision 2010-167 in regard to the impact of any VFS regime on the various sectors of the communications industry.

The Report did recommend that the Government amend the Canadian Radio-television and Telecommunications Commission Act to clarify that the Commission has the power to award interim or final costs and incidentals to participants representing the views of consumers in broadcasting proceedings before it.  The report also recommended that the Government issue an Order in Council enjoining the CRTC to seek establishment by BDUs of an independent self-regulatory body to address complaints regarding broadcasting distribution services, and that this self-regulatory body work with the Commissioner for Complaints for Telecommunications Services to provide consumers with a single point of contact for consumer complaints.  Finally, the report made a number of recommendations regarding government funding of consumer subsidies for set-top boxes and of an education campaign regarding the digital transition.

Review of Telecommunications Foreign Ownership Restrictions

In its March 4, 2010 Budget, the federal government is acting to remove the existing restrictions on foreign ownership of Canadian satellites.  The government also announced that it will review the foreign ownership restrictions currently applied to telecommunications companies. On June 11, 2010, Industry Canada released its consultation paper on this matter and asked for comments by July 31, 2010 on three options:

1.	Increasing the limit for direct foreign investment in broadcasting and telecommunications common carriers to 49 percent;
2.	Lifting restrictions on telecommunications common carriers with a 10 percent market share or less, by revenue; or
3.	Removing telecommunications restrictions completely.

On June 16, 2010, the House of Commons Standing Committee on Industry, Science and Technology released its report on its review including public hearings to study Canada’s foreign ownership rules and regulations in the telecommunications sector. The report made two recommendations:

Rogers Communications Inc.	29	Second Quarter 2010

1.	Clarify the interpretation of the “Control in Fact” test; and
2.
Remove foreign ownership restrictions in respect of satellite ownership or operation in Canada given that Canadian satellite companies (e.g., Telesat) already face competition from foreign entities in the domestic market.

Amendments to Part II Broadcasting Licence Fees

In Broadcasting Regulatory Policy CRTC 2010-476 released on July 14, 2010, the CRTC announced that, with Treasury Board’s approval, it has amended the Broadcasting Licence Fee Regulations, 1997 relating to Part II licence fees in the manner proposed in Broadcasting Notice of Consultation 2009-797 (described on page 55 of our 2009 Annual MD&A). The new regulations will apply to 2010 Part II Fees.

New Media Proceeding Follow-up

In June 2009, the CRTC released its decision on its new media proceeding. In that Decision, the CRTC rejected the notion of a tax on ISP revenues to fund Canadian ‘webisodes’. Based on conflicting legal opinions filed in the proceeding, the decision determined that the CRTC would refer to the Federal Court of Appeal the question of whether an ISP, when it distributes broadcasting, is subject to the Broadcasting Act.  The Court released its Decision on July 7, 2010 and has ruled that ISPs do not act as broadcasters by offering connectivity to television and movie websites. Therefore the Court concluded they cannot be regulated under the Broadcasting Act.

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are discussed in our 2009 Annual MD&A, which was current as of February 17, 2010, and should be reviewed in conjunction with this interim quarterly MD&A. Significant developments since that date are as follows:

Litigation Update

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action. As a national, “opt-in” class action, affected customers outside Saskatchewan would have to take specific steps to participate in the proceeding. We applied for leave to appeal the certification decision to the Saskatchewan Court of Appeal. That application was later adjourned pending the hearing of certain motions. In December 2007, we brought a motion to stay the proceeding based on the arbitration clause in our wireless service agreements. Our motion was granted in February 2008, and the Saskatchewan Court directed that its order in respect of the certification of the action would exclude from the class of plaintiffs those customers who are bound by an arbitration clause. In April 2008, the Class Actions Act (Saskatchewan) was amended to authorize the certification of national, “opt-out” class actions. In an “opt-out” class action, affected customers outside of Saskatchewan would automatically be part of the proceeding in that province. As a consequence of the amendment, counsel for the plaintiffs brought a motion to amend the certification order previously granted by the Saskatchewan Court so as to certify a national, “opt-out” class action. In May 2009, the Court refused to grant the requested relief and dismissed the plaintiffs’ motion. In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims against wireless carriers with respect to the system access fee. In December 2009, the Court ordered that the second proceeding be conditionally stayed on the basis that it is an abuse of process. In March 2010, we were granted leave to appeal the 2007 certification decision and the plaintiffs were granted leave to appeal the “opt-in/opt-out” decision. We have not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated. If the ultimate resolution of this action differs from our assessment and assumptions, a material adjustment to our financial position and results of operations could result.

Rogers Communications Inc.	30	Second Quarter 2010

Review of Telecommunications Foreign Ownership Restrictions

Industry Canada’s June 2010 consultation paper on foreign ownership restrictions applied to telecommunications companies asks for comments on three options, two of which would have adverse impacts on Rogers if they were to be implemented. These options would see the lifting of restrictions only for telecommunications carriers and not broadcasting carriers. As Rogers is a converged telecommunications and broadcasting carrier, we would be disadvantaged as our businesses would be treated in a more restrictive manner than our competitors in telecommunications markets.  Further, one of these options also proposes to lift restrictions only for telecommunications carriers with 10% or less market share by revenue. Again, Rogers would be treated in an adverse asymmetrical manner relative to our telecommunications competitors.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2009 Annual MD&A and this interim quarterly MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU;
•	Subscriber counts and subscriber churn;
•	Operating expenses;
•	Sales and marketing costs;
•	Operating profit;
•	Adjusted operating profit;
•	Adjusted operating profit margin;
•	Additions to PP&E; and
•	Long-term debt plus net derivative liabilities (assets).

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions with companies, the partners or senior officers of which are Directors of the Company. During the three and six months ended June 30, 2010, total amounts paid by us to these related parties, directly or indirectly, were $9 million and $18 million, respectively, compared to $10 million and $14 million for the three and six months ended June 30, 2009, respectively. These payments were for legal services, printing and commissions paid on premiums for insurance coverage.

Rogers Communications Inc.	31	Second Quarter 2010

We have entered into certain transactions with the controlling shareholder of the Company and companies controlled by the controlling shareholder of the Company. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from (paid to) these related parties, during the three and six months ended June 30, 2010 and June 30, 2009 were less than $1 million, respectively.

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.

In January 2010, with the approval of the Board of Directors, the Company closed an agreement to sell the Company’s aircraft to a private Rogers’ family holding company for cash proceeds of $19 million (U.S. $18 million). The terms of the sale were negotiated by a Special Committee of the Board of Directors comprised entirely of independent directors.  The Special Committee was advised by several independent parties knowledgeable in aircraft valuations to ensure that the sale price was within a range that was reflective of current market value.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2009 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2009 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three and six months ended June 30, 2010, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Media from those found in our 2009 Annual MD&A.

NEW ACCOUNTING STANDARDS

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”). CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes guidance for the treatment of non-controlling interests. These new standards are effective for our interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. We have chosen to adopt these three sections on January 1, 2010. CICA 1582 and CICA 1601 were applied prospectively, while CICA 1602 was applied retrospectively. The adoption of the standards had no material impact on previously reports amounts.

Rogers Communications Inc.	32	Second Quarter 2010

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Starting in the first quarter of 2011, we will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The table below illustrates key elements of our conversion plan, our major milestones and current status. Our conversion plan is organized in phases over time and by area. We have completed all activities to date per our detailed project plan as follows:

Activity	Milestones	Status
Financial reporting:
•      Assessment of accounting and reporting differences.
•      Selection of IFRS accounting policies and IFRS 1 elections.
•      Development of IFRS financial statement format, including disclosures.
•      Quantification of effects of conversion.

•       Senior management and Audit Committee sign-off for policy recommendations and IFRS 1 elections during 2009.

•       Senior management and Audit Committee sign-off on financial statement format during 2010.

•       Final quantification of conversion effects on 2010 comparative period by Q1 2011.

•      Senior management and Audit Committee preliminary approval obtained for IFRS accounting policies and IFRS 1 elections.

•       Monitoring of impacts on policy recommendations of new or amended IFRS standards issued ongoing.

•       Preliminary IFRS financial statement format and disclosures drafted.

•       Preliminary impacts on opening balance sheet and Q1 2010 substantially completed.

Systems and processes:
•      Assessment of impact of changes on systems and processes.
•      Implementation of any system and process design changes including training appropriate personnel.
•      Documentation and testing of internal controls over new systems and processes.
• Systems, process and internal control changes implemented and training complete in time for parallel run in 2010. • Testing of internal controls for 2010 comparatives completed by Q1 2011.

•      Systems and process changes completed and operational for parallel run. Internal reporting changes underway.

•       Internal controls for impacted processes and transition updated and operational for parallel run.

•       Training on new systems, processes and internal controls completed.

Business:
•      Assessment of impacts on all areas of the business, including contractual arrangements and implement changes as necessary.
•      Communicate conversion plan and progress internally and externally.
	• Contracts updated/renegotiated by the end of 2010. • Communication at all levels throughout the conversion process.	• Assessment of impacts on other areas of the business substantially completed. • Communication is ongoing. • Training for employees on expected impacts completed.

Rogers Communications Inc.	33	Second Quarter 2010

We have allocated sufficient resources to our conversion project, which include certain full-time employees in addition to contributions by other employees on a part-time or as needed basis. We have completed the delivery of training to all employees with responsibilities in the conversion process. As well, training for all other employees who will be impacted by our conversion to IFRS has been completed. Our training efforts have focused on updating those individuals whose roles and responsibilities are directly impacted by the changes being implemented and providing general training to employees on the impacts transition to IFRS will have.

Although our IFRS accounting policies have been approved by senior management and the Audit Committee, such approval is contingent upon the realization of our expectations regarding the IFRS standards that will be effective at the time of transition. Consequently, we are unable to make a final determination of the full impact of conversion until all of the IFRS standards applicable at the conversion date are known. Our preliminary analysis of the impacts of transition to IFRS on specific areas is detailed below. When we are able to conclusively determine the areas of significant impact on our financial reporting, including on our key performance indicators, we will disclose such impacts in our future MD&As.  We have substantially updated our systems and processes as required in preparation for transition.  None of these changes are considered to be significant.

Changes in Accounting Policies

The International Accounting Standard Board (“IASB”), at its discretion, may issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are definitively known. Consequently, our analysis of changes and policy decisions have been made based on our expectations regarding the accounting standards that we anticipate will be effective at the time of transition. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. At this stage, we are only able to preliminarily estimate the anticipated impacts expected on our IFRS January 1, 2010 opening balance sheet for some of the differences. In other areas we are not yet able to reliably quantify the impacts to the consolidated financial statements for these differences. These quantifications will be completed throughout 2010. See the section entitled “Caution Regarding Forward-Looking Statements, Risk and Assumptions”.

Set out below are the key areas where changes in accounting policies are expected to impact our consolidated financial statements. Any amounts disclosed are on a pre-tax basis as the amounts disclosed are preliminary figures. The list and comments should not be regarded as a complete list of changes that will result from transition to IFRS and are intended to highlight those areas we believe to be most significant.

Rogers Communications Inc.	34	Second Quarter 2010

Share-Based Payments

IFRS 2, Share-Based Payments, requires that cash-settled stock-based payments to employees be measured (both initially and at each reporting date) based on fair values of the awards. Canadian GAAP requires that such payments be measured based on intrinsic values of the awards. This difference is expected to impact the accounting measurement of our stock-based payments, including our stock options, restricted share units and deferred share units. Based on our preliminary calculations of the revised liability, we expect that the change will result in an opening balance sheet adjustment increase in our liability for stock-based payments of approximately $16 million. Per the requirements of IFRS 1, this adjustment will be recorded in opening retained earnings upon transition to IFRS.

Employee Benefits

Under IFRS 1, we will elect to recognize on the transition date the funded status of our defined benefit plans, adjusted for unvested past service costs, effectively leading to the recognition of previously deferred actuarial losses (gains) under Canadian GAAP.

IAS 19, Employee Benefits, (“IAS 19”) requires the past service cost element of defined benefit plans be expensed on an accelerated basis, with vested past service costs expensed immediately and unvested past service costs recognized on a straight-line basis until the benefits become vested. Under Canadian GAAP, past service costs are generally amortized on a straight-line basis over the average remaining service period of active employees expected under the plan. All of the past service costs for our pension plan are vested; therefore, we expect that the impact of transition will result in a reduction of the opening pension asset balance equal to the amount of any previously unrecognized past service costs.

In addition, IAS 19 requires an entity to make an accounting policy choice regarding the treatment of actuarial gains and losses, subsequent to the transition date. We intend to adopt the option allowing the immediate recognition of actuarial gains and losses directly in equity with no impact on profit or loss.

Furthermore, IAS 19 requires that the defined benefit obligation and plan assets be measured at the balance sheet date while Canadian GAAP allows the measurement date of the defined benefit obligation and plan assets to be up to three months prior to the date of the financial statements. Our current accounting policy is to measure the defined benefit obligation and plan assets at September 30, 2009.

Also IAS 19 limits the amount that can be recognized as an asset on the statement of financial position to the present value of available contribution reductions or refunds plus unrecognized actuarial losses and unrecognized past service costs.  This restriction is expected to apply to one of our pension plans at the date of transition further reducing the pension asset.

The overall impact of the above differences is estimated to be approximately $174 million and will result in an opening balance sheet reduction of $121 million in the long-term assets for pension asset and increase the long-term liabilities for the pension liability by $53 million. This adjustment will be offset through opening retained earnings.

Rogers Communications Inc.	35	Second Quarter 2010

Borrowing Costs

IAS 23, Borrowing Costs (“IAS 23”), requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Under Canadian GAAP, we elected the accounting policy choice to expense these costs as incurred. IFRS 1 provides an election that permits application of the requirements of IAS 23 prospectively from the date of transition, January 1, 2010. We intend to apply this election and consequently, we do not have an adjustment to the opening IFRS balance sheet.

Fixed Assets: Componentization

IAS 16, Property, Plant and Equipment (“IAS 16”) requires an entity to identify the significant component parts of its items of PP&E and depreciate those parts over their respective useful lives. Canadian GAAP only requires componentization to the extent practicable.  We have identified a small number of assets with significant parts that were not depreciated separately under Canadian GAAP. We do not expect that this will have a significant impact on the opening IFRS balance sheet.

Joint Ventures

IAS 31, Interests in Joint Ventures (“IAS 31”) currently provides us with a policy choice to account for joint ventures using either proportionate consolidation or the equity method. The IASB is currently considering Exposure Draft 9, Joint Arrangements (“ED 9”), that is intended to modify IAS 31. The IASB has indicated that it expects to issue a new standard to replace IAS 31 in 2010. Currently, under Canadian GAAP, we proportionately account for interests in joint ventures. ED 9 proposes to eliminate the option to proportionately consolidate such interests that exists in IAS 31, and require an entity to recognize its interest in a joint venture, using the equity method. Consequently, we expect to adopt the equity method upon transition to IFRS to minimize the impact of the new standard in the post transition period.  The impact of using the equity method is anticipated to result in reductions of the opening balances for current assets, property, plant and equipment, intangible assets and current liabilities with an offsetting increase in investments with no impact to the opening retained earnings balance.

In accordance with Canadian GAAP, the Company had previously recorded a deferred gain in relation to the contribution of certain assets to one of its joint ventures. The portion of this gain relating to the other venturer’s interest in the joint venture is being amortized to income over a 7 year period.  Under IFRS, the Company would have recognized the portion of the gain relating to the other venturer’s interest in the joint venture fully into income at the time the contribution was made. We do not expect that this will have a significant impact on the opening IFRS balance sheet.

Financial Instruments: Transaction Costs

IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) requires that transaction costs incurred upon initial acquisition of a financial instrument be deferred and amortized into profit and loss over the life of the instrument. Under Canadian GAAP these costs are recognized immediately in net income. Initial application of IAS 39 will result in an opening balance sheet adjustment to reduce long-term debt on the date of transition. This adjustment of approximately $58 million will be offset through opening retained earnings.

Rogers Communications Inc.	36	Second Quarter 2010

Financial Instruments: Hedge Accounting

When assessing hedge effectiveness under IAS 39, we will be required to include in the test the risk that the parties to the hedging instrument will default by failing to make payment. Under Canadian GAAP, we elected not to include credit risk in the hedge effectiveness tests. Upon transition to IFRS, we intend to continue to apply hedge accounting to all of our hedging arrangements for which Canadian GAAP hedge accounting is applied and which meet the IFRS hedge accounting criteria, including passing the revised effectiveness tests.

Customer Loyalty Programs

IFRIC 13 Customer Loyalty Programmes (“IFRIC 13”) requires a revenue approach in accounting for customer loyalty programs. Canadian GAAP does not provide specific guidance on accounting for customer loyalty programs. For Canadian GAAP, we have adopted a liability approach for our customer loyalty program offered to Fido subscribers. The current policy is to classify the liability for loyalty points as an accrued liability on the balance sheet and to record the net cost of the program in equipment revenue. The liability is initially recorded at the face value of the loyalty awards granted and subsequently adjusted based on redemption rates. The application of IFRIC 13 is expected to result in a reclassification of revenue between the network (decrease) and equipment (increase) categories as well as a reclassification on the balance sheet for the deferred revenue balance from accrued liabilities to unearned revenue. Furthermore, we will also be required to defer a portion of the revenue for the initial sales transaction in which the awards are granted based on the fair value of the awards granted. While we have not yet finalized the impact of applying the revenue approach for the accounting for loyalty programs, we do not expect it to have a significant impact on the opening IFRS balance sheet.

Impairment of Assets

International Accounting Standard 36, Impairment of Assets (“IAS 36”), uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP however, uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values. We do not expect the difference in methodologies to result in additional asset impairments upon transition to IFRS.

Additionally, under Canadian GAAP assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. IFRS requires that assets be tested for impairment at the level of cash generating units, which is the lowest level of assets that generate largely independent cash inflows. This lower level grouping could result in identification of impairment more frequently under IFRS, but of potentially smaller amounts.

However, with the exception of goodwill, any impairment losses may potentially be offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed. Canadian GAAP prohibits reversal of impairment losses.

We are in the process of finalizing the impairment testing for the opening balance sheet under IFRS; however, we do not expect to recognize any additional impairment losses or reversals upon adoption of IFRS.

Rogers Communications Inc.	37	Second Quarter 2010

Provisions for Onerous Contracts

IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), requires an entity to recognize a provision when a contract becomes onerous, that is when it has a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If an entity has a contract that is onerous, the present obligation under the contract shall be recognized and measured as a provision. Canadian GAAP only requires the recognition of such a liability in certain situations (e.g. for operating leases that the entity has ceased to use). This difference could result in recognition of an obligation under IFRS that was not previously recognized under Canadian GAAP. We are currently reviewing all significant contracts to determine if any were onerous at the date of transition.

First-Time Adoption of International Financial Reporting Standards

Our adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The following are the significant optional exemptions available under IFRS 1 that we expect to apply in preparing our first financial statements under IFRS.

Business Combinations	We expect to elect to not restate any Business Combinations that have occurred prior to January 1, 2010.
Borrowing Costs	We expect to elect to apply the requirements of IAS 23 Borrowing Costs prospectively from January 1, 2010.

The information above is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting during the second quarter of 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Rogers Communications Inc.	38	Second Quarter 2010

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Media segments, please refer to our 2009 Annual MD&A.

2010 FINANCIAL AND OPERATING GUIDANCE

At this point in the year we have no specific revisions to the 2010 annual financial and operating guidance ranges which we provided on February 17, 2010. See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

Rogers Communications Inc.	39	Second Quarter 2010

SUPPLEMENTARY INFORMATION
Calculations of Wireless Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended June 30,		Six months ended June 30,
except ARPU figures and adjusted operating profit margin)	2010	2009	2010	2009

Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,559	$1,456	$3,074	$2,862
Divided by: average postpaid wireless voice and data subscribers	7,066	6,627	7,035	6,562
Divided by: 3 months for the quarter and 6 months for the year-to-date	3	3	6	6
	$73.54	$73.24	$72.83	$72.69

Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$74	$73	$140	$140
Divided by: average prepaid subscribers	1,485	1,451	1,492	1,466
Divided by: 3 months for the quarter and 6 months for the year-to-date	3	3	6	6
	$16.61	$16.77	$15.64	$15.92

Blended ARPU (monthly)
Voice and data revenue	$1,633	$1,529	$3,214	$3,002
Divided by: average wireless voice and data subscribers	8,551	8,078	8,527	8,028
Divided by: 3 months for the quarter and 6 months for the year-to-date	3	3	6	6
	$63.66	$63.09	$62.82	$62.32

Adjusted operating profit margin
Adjusted operating profit	$815	$742	$1,647	$1,452
Divided by: network revenue	1,633	1,529	3,214	3,002
Adjusted operating profit margin	49.9%	48.5%	51.2%	48.4%

SUPPLEMENTARY INFORMATION
Calculations of Cable Non-GAAP Measures

	Three months ended June 30,		Six months ended June 30,
(In millions of dollars, except adjusted operating profit margin)	2010	2009	2010	2009

Cable Operations adjusted operating profit margin:
Adjusted operating profit	$343	$329	$683	$637
Divided by revenue	790	763	1,579	1,506
Cable Operations adjusted operating profit margin	43.4%	43.1%	43.3%	42.3%

RBS adjusted operating profit margin:
Adjusted operating profit	$9	$7	$17	$22
Divided by revenue	140	125	273	253
RBS adjusted operating profit margin	6.4%	5.6%	6.2%	8.7%

Rogers Communications Inc.	40	Second Quarter 2010

SUPPLEMENTARY INFORMATION
Calculation of Adjusted Operating Profit, Net Income and Earnings Per Share

	Three months ended June 30,		Six months ended June 30,
(In millions of dollars, number of shares outstanding in millions)	2010	2009	2010	2009

Operating profit	$1,182	$1,033	$2,304	$2,115
Add (deduct):
Stock-based compensation expense (recovery)	10	13	34	(68)
Integration and restructuring expenses	8	37	10	41
Other items, net	-	-	15	-
Adjusted operating profit	$1,200	$1,083	$2,363	$2,088

Net income	$451	$374	$831	$683
Add (deduct):
Stock-based compensation expense (recovery)	10	13	34	(68)
Integration and restructuring expenses	8	37	10	41
Other items, net	-	-	15	-
Debt issuance costs	-	5	-	5
Income tax impact	(5)	(17)	(18)	7
Adjusted net income	$464	$412	$872	$668

Adjusted basic and diluted earnings per share:
Adjusted net income	$464	$412	$872	$668
Divided by: weighted average number of shares outstanding	581	630	586	633
Adjusted basic and diluted earnings per share	$0.80	$0.65	$1.49	$1.06

Rogers Communications Inc.	41	Second Quarter 2010

SUPPLEMENTARY INFORMATION
Quarterly Consolidated Financial Summary

	2010		2009				2008
(In millions of dollars,
except per share amounts)	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4

Operating Revenue
Wireless	$1,662	$1,700	$1,544	$1,616	$1,760	$1,734	$1,727	$1,655
Cable	997	1,004	968	972	989	1,019	961	985
Media	301	396	284	366	364	393	386	394
Corporate and eliminations	(73)	(71)	(49)	(63)	(77)	(89)	(92)	(93)
	2,887	3,029	2,747	2,891	3,036	3,057	2,982	2,941

Operating profit (loss) before the undernoted
Wireless	832	815	710	742	846	744	693	639
Cable	344	344	324	332	329	325	318	313
Media	8	66	(10)	37	36	52	43	46
Corporate and eliminations	(21)	(25)	(19)	(28)	(30)	(20)	(29)	(30)
	1,163	1,200	1,005	1,083	1,181	1,101	1,025	968
Stock-based compensation recovery (expense)(1)	(24)	(10)	81	(13)	(6)	(29)	62	(25)
Settlement of pension obligations(2)	-	-	-	-	-	(30)	-	-
Integration and restructuring expenses(3)	(2)	(8)	(4)	(37)	(11)	(65)	(2)	(41)
Contract termination fees(4)	-	-	-	-	(12)	(7)	-	-
Other items, net(5)	(15)	-	-	-	-	-	-	-
Adjustment for CRTC Part II fees decision(6)	-	-	-	-	-	79	-	-
Operating profit(7)	1,122	1,182	1,082	1,033	1,152	1,049	1,085	902
Depreciation and amortization	408	406	444	446	416	424	429	471
Impairment losses on goodwill, intangible assets and other long-term assets(8)	-	-	-	-	-	18	-	294
Operating income	714	776	638	587	736	607	656	137
Interest on long-term debt	(168)	(170)	(152)	(156)	(166)	(173)	(147)	(157)
Debt issuance costs	-	-	-	(5)	-	(6)	(16)	-
Other income (expense)	(2)	18	(17)	73	44	(30)	16	(31)
Income tax expense	(164)	(173)	(160)	(125)	(129)	(88)	(14)	(87)
Net income (loss) for the period	$380	$451	$309	$374	$485	$310	$495	$(138)

Net income (loss) per share:
Basic	$0.64	$0.78	$0.49	$0.59	$0.79	$0.51	$0.78	$(0.22)
Diluted	$0.64	$0.78	$0.49	$0.59	$0.79	$0.51	$0.78	$(0.22)

Additions to property, plant and equipment(7)	$366	$439	$359	$434	$491	$571	$436	$783
(1)	See the section entitled “Stock-based Compensation”.
(2)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(3)
Costs incurred relate to severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to improve our cost structure in light of the current economic and competitive conditions, severances and restructuring expenses related to the outsourcing of certain information technology functions, the integration of Blink, Call-Net, Futureway and Aurora Cable, the restructuring of RBS, and the closure of certain Rogers Retail stores.

(4)	Relates to the termination and release of certain Blue Jays players from the remaining term of their contracts.
(5)	Relates to resolution of obligations and accruals relating to prior periods.
(6)
Relates to an adjustment for CRTC Part II fees related to prior periods. The adjustments related to Part II CRTC fees are applicable to the quarters in which they occur and only partially impact the full years.

(7)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(8)
In the fourth quarter of 2009 and 2008, we determined that the fair values of certain broadcasting assets were lower than their carrying values. This primarily resulted from weakening industry expectations and declines in advertising revenues amidst the slowing economy. As a result, we recorded an aggregate non-cash impairment charge of $18 million in 2009 with the following components: $5 million related to broadcast licences and $13 million related to other long-term assets; and $294 million in 2008 with the following components: $154 million related to goodwill, $75 million related to broadcast licences and $65 million related to intangible assets and other long-term assets.

Rogers Communications Inc.	42	Second Quarter 2010

SUPPLEMENTARY INFORMATION
Adjusted Quarterly Consolidated Financial Summary(1)

	2010		2009				2008
(In millions of dollars,
except per share amounts)	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4

Operating Revenue
Wireless	$1,662	$1,700	$1,544	$1,616	$1,760	$1,734	$1,727	$1,655
Cable	997	1,004	968	972	989	1,019	961	985
Media	301	396	284	366	364	393	386	394
Corporate and eliminations	(73)	(71)	(49)	(63)	(77)	(89)	(92)	(93)
	2,887	3,029	2,747	2,891	3,036	3,057	2,982	2,941

Adjusted operating profit (loss)(2)
Wireless	832	815	710	742	846	744	693	639
Cable	344	344	324	332	329	325	318	313
Media	8	66	(10)	37	36	52	43	46
Corporate and eliminations	(21)	(25)	(19)	(28)	(30)	(20)	(29)	(30)
	1,163	1,200	1,005	1,083	1,181	1,101	1,025	968
Depreciation and amortization	408	406	444	446	416	424	429	471
Adjusted operating income	755	794	561	637	765	677	596	497
Interest on long-term debt	(168)	(170)	(152)	(156)	(166)	(173)	(147)	(157)
Other income (expense)	(2)	18	(17)	73	44	(23)	16	(31)
Income tax expense	(177)	(178)	(136)	(142)	(138)	(111)	-	(145)
Adjusted net income for the period	$408	$464	$256	$412	$505	$370	$465	$164

Adjusted net income per share:
Basic	$0.69	$0.80	$0.40	$0.65	$0.82	$0.61	$0.73	$0.26
Diluted	$0.69	$0.80	$0.40	$0.65	$0.82	$0.61	$0.73	$0.26

Additions to property, plant and equipment(2)	$366	$439	$359	$434	$491	$571	$436	$783

(1)
This quarterly summary has been adjusted to exclude stock-based compensation expense (recovery), integration and restructuring expenses, contract termination fees, adjustments to CRTC Part II fees related to prior periods, pension settlement, other items, debt issuance costs, loss on repayment of long-term debt, impairment losses on goodwill, intangible assets and other long-term assets and the income tax impact related to the above items. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	43	Second Quarter 2010

SUPPLEMENTARY INFORMATION
Summary Financial Results of Long-Term Debt Guarantors

Our outstanding public debt, $2.4 billion bank credit facility and Derivatives are unsecured obligations of RCI.  RCI's public debt originally issued by Rogers Cable Inc. has Rogers Cable Communications Inc. (“RCCI”), a wholly owned subsidiary, as a co-obligor and Rogers Wireless Partnership (“RWP”), a wholly owned subsidiary, as an unsecured guarantor while RCI's public debt originally issued by Rogers Wireless Inc. has RWP as a co-obligor and RCCI as an unsecured guarantor. Similarly, RCCI and RWP have provided unsecured guarantees for the public debt issued by RCI, the bank credit facility and the Derivatives. Accordingly, RCI's bank debt, senior public debt and Derivatives rank pari passu on an unsecured basis.

On July 1, 2010, the Company’s shared services and Cable and Wireless operations were consolidated into Rogers Communications Partnership (“RCP”). See the section entitled “Overview of Liquidity, Financing and Share Capital Activities”.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI; (ii) RWP and RCCI (the “Guarantors”), on a combined basis; (iii) our non-guarantor subsidiaries (“Other Subsidiaries”) on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts.

	Three months ended June 30 (unaudited)
	RCI (1)(2)		Guarantors (1)(2)		Other Subsidiaries (1)(2)		Consolidating Adjustments (1)(2)		Total Consolidated Amounts

	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30
(In millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Statement of Income Data:
Revenue	$21	$22	$2,270	$2,170	$846	$787	$(108)	$(88)	$3,029	$2,891
Operating income (loss)	(43)	(38)	619	541	216	136	(16)	(52)	776	587
Net income (loss)	451	374	619	454	(117)	(132)	(502)	(322)	451	374

	Six months ended June 30 (unaudited)
	RCI (1)(2)		Guarantors (1)(2)		Other Subsidiaries (1)(2)		Consolidating Adjustments (1)(2)		Total Consolidated Amounts

	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30	Jun. 30
(In millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Statement of Income Data:
Revenue	$43	$45	$4,498	$4,275	$1,587	$1,482	$(212)	$(164)	$5,916	$5,638
Operating income (loss)	(89)	(40)	1,246	1,119	363	255	(30)	(109)	1,490	1,225
Net income (loss)	831	683	1,238	930	(295)	(248)	(943)	(682)	831	683

	As at period end (unaudited)
	RCI (1)(2)		Guarantors (1)(2)		Other Subsidiaries (1)(2)		Consolidating Adjustments (1)(2)		Total Consolidated Amounts

	Jun. 30	Dec. 31	Jun. 30	Dec. 31	Jun. 30	Dec. 31	Jun. 30	Dec. 31	Jun. 30	Dec. 31
(In millons of dollars)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Balance Sheet Data
(at period end):
Current assets	$3,338	$3,339	$1,946	$5,296	$985	$3,349	$(4,321)	$(9,729)	$1,948	$2,255
Non-current assets	16,272	21,681	8,274	8,366	5,865	8,328	(15,348)	(23,612)	15,063	14,763
Current liabilities	3,136	7,724	3,680	4,005	1,000	748	(4,321)	(9,729)	3,495	2,748
Non-current liabilities	8,684	9,489	146	147	69	81	371	280	9,270	9,997

(1)	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
(2)
Amounts recorded in current liabilities and non-current liabilities for the guarantors do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

Rogers Communications Inc.	44	Second Quarter 2010

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this MD&A. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments”, and also the sections entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments” in our 2009 Annual MD&A.

Rogers Communications Inc.	45	Second Quarter 2010

About Rogers Communications Inc.

Rogers Communications is a diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contacts

Wireless, Cable and Corporate: Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com
Media and Regulatory: Jan Innes, 416.935.3525, jan.innes@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at rogers.com/webcast beginning at 8:30 a.m. ET today, July 27, 2010. A rebroadcast of this teleconference will be available on the Webcast Archive page of the Investor Relations section of rogers.com for a period of at least two weeks following the conference call.

# # #

Rogers Communications Inc.	46	Second Quarter 2010

Unaudited Interim Consolidated Financial Statements of

Rogers Communications Inc.

Three and six months ended June 30, 2010 and 2009

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Income
(In millions of dollars, except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Operating revenue	$3,029	$2,891	$5,916	$5,638

Operating expenses:
Cost of sales	319	328	622	638
Sales and marketing	303	296	555	577
Operating, general and administrative	1,217	1,197	2,425	2,267
Integration and restructuring (note 4)	8	37	10	41
Depreciation and amortization	406	446	814	890

Operating income	776	587	1,490	1,225

Interest on long-term debt	(170)	(156)	(338)	(308)
Debt issuance costs	-	(5)	-	(5)
Foreign exchange gain (loss)	(19)	80	(7)	51
Change in fair value of derivative instruments	32	(11)	19	(1)
Other income, net	5	4	4	6

Income before income taxes	624	499	1,168	968

Income tax expense:
Current	105	(1)	219	(1)
Future	68	126	118	286
	173	125	337	285

Net income for the period	$451	$374	$831	$683

Basic and diluted net income per share (note 5)	$0.78	$0.59	$1.42	$1.08

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Balance Sheets
(In millions of dollars)

	June 30,	December 31,
	2010	2009

Assets

Current assets:
Cash and cash equivalents	$122	$383
Accounts receivable	1,252	1,310
Other current assets	428	338
Current portion of derivative instruments (note 10)	5	4
Future income tax assets	141	220
	1,948	2,255

Property, plant and equipment	8,239	8,197
Goodwill	3,085	3,018
Intangible assets	2,673	2,643
Investments	555	547
Derivative instruments (note 10)	225	78
Other long-term assets	286	280

	$17,011	$17,018

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,947	$2,175
Income taxes payable	415	208
Current portion of long-term debt (note 6)	522	1
Current portion of derivative instruments (note 10)	321	80
Unearned revenue	290	284
	3,495	2,748

Long-term debt (note 6)	8,014	8,463
Derivative instruments (note 10)	646	1,004
Other long-term liabilities	123	133
Future income tax liabilities	487	397
	12,765	12,745

Shareholders' equity (note 8)	4,246	4,273

	$17,011	$17,018

Contingencies (note 12)
Subsequent events (notes 6, 8(a) and 13)

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Shareholders' Equity
(In millions of dollars)

Six months ended June 30, 2010

	Class A Voting			Class B Non-Voting					Accumulated
	shares			shares					other	Total
		Number			Number		Contributed	Retained	comprehensive	shareholders'
	Amount	of shares		Amount	of shares		surplus	earnings	income	equity
		(000s	)		(000s	)

Balances, January 1, 2010	$72	112,462		$456	479,948		$2,304	$1,398	$43	$4,273
Net income for the period	-	-		-	-		-	831	-	831
Shares issued on exercise of stock options	-	-		5	133		-	-	-	5
Dividends declared	-	-		-	-		-	(374)	-	(374)
Repurchase of Class B Non-Voting shares (note 8)	-	-		(17)	(17,995)		(580)	(33)	-	(630)
Other comprehensive income	-	-		-	-		-	-	141	141

Balances, June 30, 2010	$72	112,462		$444	462,086		$1,724	$1,822	$184	$4,246

Six months ended June 30, 2009

									Accumulated
	Class A Voting			Class B Non-Voting					other
	shares			shares					comprehensive	Total
		Number			Number		Contributed	Retained	income	shareholders'
	Amount	of shares		Amount	of shares		surplus	earnings	(loss)	equity
		(000s	)		(000s	)

Balances, January 1, 2009	$72	112,462		$488	523,430		$3,560	$691	$(95)	$4,716
Net income for the period	-	-		-	-		-	683	-	683
Shares issued on exercise of stock options	-	-		1	30		-	-	-	1
Dividends declared	-	-		-	-		-	(368)	-	(368)
Repurchase of Class B Non-Voting shares	-	-		(16)	(16,480)		(476)	(17)	-	(509)
Other comprehensive loss	-	-		-	-		-	-	53	53

Balances, June 30, 2009	$72	112,462		$473	506,980		$3,084	$989	$(42)	$4,576

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income
(In millions of dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Net income for the period	$451	$374	$831	$683

Other comprehensive income (loss):
Change in fair value of available- for-sale investments:
Increase (decrease) in fair value	(86)	(29)	1	(51)

Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	348	(473)	198	(233)
Reclassification to net income of foreign exchange gain (loss) on long-term debt	(254)	507	(71)	322
Reclassification to net income of accrued interest	28	13	51	17
	122	47	178	106

Other comprehensive income before income taxes	36	18	179	55
Related income tax recovery (expenses)	(22)	22	(38)	(2)
	14	40	141	53

Comprehensive income for the period	$465	$414	$972	$736

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows
(In millions of dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Cash provided by (used in):

Operating activities:
Net income for the period	$451	$374	$831	$683
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	406	446	814	890
Program rights and Rogers Retail rental amortization	56	37	105	77
Future income taxes	68	126	118	286
Unrealized foreign exchange loss (gain)	17	(74)	5	(47)
Change in fair value of derivative instruments	(32)	11	(19)	1
Pension contributions, net of expense	(7)	(14)	(17)	(19)
Stock-based compensation expense (recovery)	10	13	34	(68)
Amortization on fair value increment of long-term debt	(1)	(2)	(3)	(3)
Other	(2)	1	1	-
	966	918	1,869	1,800
Change in non-cash operating working capital items	13	(42)	(37)	(236)
	979	876	1,832	1,564

Investing activities:
Additions to property, plant and equipment ("PP&E")	(439)	(434)	(805)	(793)
Change in non-cash working capital items related to PP&E	19	8	(70)	(123)
Acquisitions, net of cash and cash equivalents acquired	(2)	(11)	(132)	(11)
Acquisition of spectrum licences	(20)	(15)	(30)	(15)
Additions to program rights	(39)	(48)	(85)	(92)
Other	14	(4)	21	(5)
	(467)	(504)	(1,101)	(1,039)

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows (continued)
(In millions of dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Financing activities:
Issuance of long-term debt	50	1,460	50	1,825
Repayment of long-term debt	(50)	(975)	(50)	(1,410)
Repayment of capital lease	(1)	-	(1)	-
Repurchase of Class B Non-Voting shares	(328)	(509)	(630)	(509)
Proceeds received on exercise of stock options	1	-	2	-
Dividends paid	(188)	(184)	(363)	(343)
	(516)	(208)	(992)	(437)

Increase (decrease) in cash and cash equivalents	(4)	164	(261)	88

Cash and cash equivalents (deficiency), beginning of period	126	(95)	383	(19)
Cash and cash equivalents, end of period	$122	$69	$122	$69

Supplemental cash flow information:
Income taxes paid	$5	$-	$12	$-
Interest paid	193	154	339	307

The change in non-cash operating working capital items is as follows:
Decrease (increase) in accounts receivable	$(87)	$(24)	$58	$222
Decrease (increase) in other assets	(13)	63	(131)	(11)
Increase (decrease) in accounts payable and accrued liabilities	23	(55)	(177)	(487)
Increase in income taxes payable	100	-	207	-
Increase (decrease) in unearned revenue	(10)	(26)	6	40

	$13	$(42)	$(37)	$(236)

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

1.	Basis of presentation and accounting policies:

These unaudited interim consolidated financial statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively, the "Company").  The notes presented in these unaudited interim consolidated financial statements include only significant changes and transactions occurring since the Company's last year end, and are not fully inclusive of all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2009 (the "2009 financial statements").  The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.

Certain of the prior year comparative figures have been reclassified to conform with the financial statement presentation adopted in the current periods.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

1.	Basis of presentation and accounting policies (continued):

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the 2009 financial statements except for the adoption of new accounting policies described below.

(a)	Business Combinations, Consolidated Financial Statements and Non-controlling Interests:

In October 2008, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1582, Business Combinations ("CICA 1582"), concurrently with Handbook Sections 1601, Consolidated Financial Statements ("CICA 1601"), and 1602, Non-controlling Interests ("CICA 1602").  CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  CICA 1601, which replaces Handbook Section 1600, establishes standards for the preparation of consolidated financial statements.  CICA 1602 establishes guidance for the treatment of non-controlling interests.  These new standards are effective for the Company's interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company has chosen to adopt these three sections on January 1, 2010.  CICA 1582 and CICA 1601 were applied prospectively, while CICA 1602 was applied retrospectively.  The adoption of these standards had no material impact on previously reported amounts.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

1.	Basis of presentation and accounting policies (continued):

(b)	Recent accounting pronouncements:

International Financial Reporting Standards ("IFRS"):

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011.  The Company's first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010.  Starting in the first quarter of 2011, the Company will provide unaudited interim consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company has completed a preliminary assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

2.	Segmented information:

All of the Company's reportable segments are substantially in Canada.  Information by reportable segment is as follows:

	Three months ended June 30, 2010					Three months ended June 30, 2009
				Corporate					Corporate
				items and	Consolidated				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals	Wireless	Cable	Media	eliminations	totals

Operating revenue	$1,700	$1,004	$396	$(71)	$3,029	$1,616	$972	$366	$(63)	$2,891

Cost of sales	243	42	40	(6)	319	254	44	36	(6)	328
Sales and marketing	152	114	57	(20)	303	149	114	51	(18)	296
Operating, general and administrative*	490	504	233	(20)	1,207	471	482	242	(11)	1,184
	815	344	66	(25)	1,200	742	332	37	(28)	1,083
Integration and restructuring	-	7	1	-	8	9	7	21	-	37
Stock-based compensation expense*	2	2	2	4	10	2	4	2	5	13
	813	335	63	(29)	1,182	731	321	14	(33)	1,033

Depreciation and amortization	161	201	14	30	406	164	203	19	60	446

Operating income (loss)	$652	$134	$49	$(59)	776	$567	$118	$(5)	$(93)	587

Interest on long-term debt					(170)					(156)
Debt issuance costs					-					(5)
Foreign exchange gain (loss)					(19)					80
Change in fair value of derivative instruments					32					(11)
Other income, net					5					4

Income before income taxes					$624					$499
Additions to PP&E	$206	$170	$9	$54	$439	$204	$168	$16	$46	$434

*Included with operating, general and administrative expenses in the unaudited interim consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

2.	Segmented information (continued):

	Six months ended June 30, 2010					Six months ended June 30, 2009
				Corporate					Corporate
				items and	Consolidated				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals	Wireless	Cable	Media	eliminations	totals

Operating revenue	$3,362	$2,001	$697	$(144)	$5,916	$3,160	$1,940	$650	$(112)	$5,638

Cost of sales	480	85	79	(22)	622	479	93	73	(7)	638
Sales and marketing	263	222	107	(37)	555	289	221	103	(36)	577
Operating, general and administrative*	972	1,006	437	(39)	2,376	940	970	447	(22)	2,335
	1,647	688	74	(46)	2,363	1,452	656	27	(47)	2,088
Integration and restructuring	1	8	1	-	10	9	11	21	-	41
Stock-based compensation expense (recovery)*	7	5	6	16	34	(8)	(21)	(14)	(25)	(68)
Other items, net*	10	5	-	-	15	-	-	-	-	-
	1,629	670	67	(62)	2,304	1,451	666	20	(22)	2,115
Depreciation and amortization	327	399	29	59	814	320	407	33	130	890

Operating income (loss)	$1,302	$271	$38	$(121)	1,490	$1,131	$259	$(13)	$(152)	1,225

Interest on long-term debt					(338)					(308)
Debt issuance costs					-					(5)
Foreign exchange gain (loss)					(7)					51
Change in fair value of derivative instruments					19					(1)
Other income, net					4					6

Income before income taxes					$1,168					$968

Additions to PP&E	$405	$295	$14	$91	$805	$378	$283	$30	$102	$793

*Included with operating, general and administrative expenses in the unaudited interim consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

2.	Segmented information (continued):

In addition, Cable consists of the following reportable segments:

	Three months ended June 30, 2010					Three months ended June 30, 2009
		Rogers		Corporate			Rogers		Corporate
	Cable	Business	Rogers	items and	Total	Cable	Business	Rogers	items and	Total
	Operations	Solutions	Retail	eliminations	Cable	Operations	Solutions	Retail	eliminations	Cable

Operating revenue	$790	$140	$86	$(12)	$1,004	$763	$125	$90	$(6)	$972

Cost of sales	-	-	42	-	42	-	-	44	-	44
Sales and marketing	58	10	45	1	114	64	6	44	-	114
Operating, general and administrative*	389	121	7	(13)	504	370	112	6	(6)	482
	343	9	(8)	-	344	329	7	(4)	-	332
Integration and restructuring	1	2	4	-	7	6	1	-	-	7
Stock-based compensation expense*	2	-	-	-	2	4	-	-	-	4
	$340	$7	$(12)	$-	335	$319	$6	$(4)	$-	321

Depreciation and amortization					201					203

Operating income					$134					$118

Additions to PP&E	$159	$8	$3	$-	$170	$156	$9	$3	$-	$168

*Included with operating, general and administrative expenses in the unaudited interim consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

2.	Segmented information (continued):

	Six months ended June 30, 2010					Six months ended June 30, 2009
		Rogers		Corporate			Rogers		Corporate
	Cable	Business	Rogers	items and	Total	Cable	Business	Rogers	items and	Total
	Operations	Solutions	Retail	eliminations	Cable	Operations	Solutions	Retail	eliminations	Cable

Operating revenue	$1,579	$273	$175	$(26)	$2,001	$1,506	$253	$192	$(11)	$1,940

Cost of sales	-	-	85	-	85	-	-	93	-	93
Sales and marketing	110	22	90	-	222	119	12	90	-	221
Operating, general and administrative*	786	234	12	(26)	1,006	750	219	12	(11)	970
	683	17	(12)	-	688	637	22	(3)	-	656
Integration and restructuring	1	3	4	-	8	7	1	3	-	11
Stock-based compensation expense (recovery)*	5	-	-	-	5	(19)	(1)	(1)	-	(21)
Other items, net*	7	-	(2)	-	5	-	-	-	-	-
	$670	$14	$(14)	$-	670	$649	$22	$(5)	$-	666
Depreciation and amortization					399					407

Operating income					$271					$259

Additions to PP&E	$277	$14	$4	$-	$295	$260	$17	$6	$-	$283

*Included with operating, general and administrative expenses in the unaudited interim consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

3.	Business combinations:

(a)	Blink Communications Inc.:

On January 29, 2010, the Company entered into an agreement to purchase 100% of the outstanding common shares of Blink Communications Inc. ("Blink"), a wholly owned subsidiary of Oakville Hydro Corporation, for cash consideration of $131 million.  Blink is a facilities based, data network service provider that delivers next generation and leading edge services, to small and medium sized businesses, including municipalities, universities, schools and hospitals, in the Oakville, Milton, and Mississauga, Ontario areas.  The acquisition was accounted for using the acquisition method in accordance with CICA 1582 with the results of operations consolidated with those of the Company effective January 29, 2010.  The costs of the acquisition amounted to approximately $1 million and have been charged to integration and restructuring expenses.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

3.	Business combinations (continued):

During the three months ended June 30, 2010, the Company finalized the purchase price allocation of Blink upon receipt of the final valuations of certain tangible and intangible assets acquired.  The adjustments from the amounts recorded and disclosed at March 31, 2010 and the final purchase price allocation are as follows:

	As at		As at
	March 31,		June 30,
	2010	Adjustments	2010

Purchase price	$130	$1	$131

Current assets	$2	$1	$3
PP&E	35	-	35
Customer contracts	2	28	30
Customer relationships	-	10	10
Future income tax liabilities	(1)	(10)	(11)
Current liabilities	(1)	(1)	(2)

Fair value of net assets acquired	$37	$28	$65

Goodwill	$93	$(27)	$66

The goodwill has been allocated to the Rogers Business Solutions ("RBS") reporting segment and is not tax deductible.

The customer contracts and customer relationships are being amortized over a period of 15 years.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

3.	Business combinations (continued):

(b)	Other:

On June 21, 2010, the Company announced that it had reached an agreement to acquire London, Ontario FM radio station BOB-FM (CHST-FM).  This transaction is subject to CRTC approval and is expected to close in 2010.

On June 22, 2010, the Company announced that it had reached an agreement to acquire Edmonton, Alberta FM radio station BOUNCE (CHBN-FM).  This transaction is subject to CRTC approval and is expected to close in 2010.

4.	Integration and restructuring expenses:

During the six months ended June 30, 2010, the Company incurred $10 million of integration and restructuring expenses related to: (i) severances resulting from the targeted restructuring of the Company's employee base ($4 million); (ii) severances and restructuring expenses related to the outsourcing of certain information technology functions ($2 million); (iii) the closure of certain Rogers Retail stores ($3 million); and (iv) transaction costs incurred and integration of acquired businesses and related restructuring ($1 million).

The following provides a summary of changes in accounts payable and accrued liabilities associated with the integration and restructuring activities.

	As at			As at
	December 31,			June 30,
	2009	Additions	Payments	2010

Severances resulting from the targeted restructuring of the Company's employee base	$83	$4	$(35)	$52
Outsourcing of certain information technology functions	9	2	(6)	5
Retail store closures	2	3	(1)	4
Integration of acquired businesses	2	1	(1)	2

	$96	$10	$(43)	$63

The liability of $63 million is expected to be paid over fiscal 2010 and 2011.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

5.	Net income per share:

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Numerator:
Net income for the period, basic and diluted	$451	$374	$831	$683

Denominator (in millions):
Weighted average number of shares outstanding - basic and diluted	581	630	586	633
Basic and diluted net income per share	$0.78	$0.59	$1.42	$1.08

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

6.	Long-term debt:

	Due date	Principal amount	Interest rate	June 30, 2010	December 31, 2009

Corporate:
Bank credit facility			Floating	$-	$-
Senior Notes	2016	$1,000	5.80%	1,000	1,000
Senior Notes	2018	U.S. 1,400	6.80%	1,490	1,471
Senior Notes	2019	500	5.38%	500	500
Senior Notes	2038	U.S. 350	7.50%	373	368
Senior Notes	2039	500	6.68%	500	500

Formerly Rogers Wireless Inc.:
Senior Notes	2011	U.S. 490	9.625%	522	515
Senior Notes	2011	460	7.625%	460	460
Senior Notes	2012	U.S. 470	7.25%	500	494
Senior Notes	2014	U.S. 750	6.375%	798	788
Senior Notes	2015	U.S. 550	7.50%	585	578
Fair value increment arising from purchase accounting				3	6

Formerly Rogers Cable Inc.:
Senior Notes	2011	175	7.25%	175	175
Senior Notes	2012	U.S. 350	7.875%	373	368
Senior Notes	2013	U.S. 350	6.25%	373	368
Senior Notes	2014	U.S. 350	5.50%	373	368
Senior Notes	2015	U.S. 280	6.75%	298	294
Senior Debentures	2032	U.S. 200	8.75%	213	210

Capital leases and other			Various	-	1
				8,536	8,464

Less current portion				522	1

				$8,014	$8,463

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

6.	Long-term debt (continued):

On June 30, 2010, Rogers Wireless Partnership changed its name to Rogers Communications Partnership ("RCP").  On July 1, 2010, the Company completed a reorganization which included the amalgamation of RCI and Rogers Cable Communications Inc. ("RCCI") and another of RCI's wholly-owned subsidiaries, forming one amalgamated company under the name Rogers Communications Inc.  Following this amalgamation, certain of the operating assets and operating liabilities of the amalgamated company together with all of its employees were transferred to RCP, subject to certain exceptions.  The amalgamated company did not transfer its interests or obligations in or under: equity interests in any subsidiaries; long-term debt; derivative instruments; real estate assets; and intercompany promissory notes.  The transfer of the amalgamated company’s broadcasting distribution undertaking licences and related network assets is pending CRTC approval.

As a result of this reorganization, effective July 1, 2010, RCP holds substantially all of the Company's shared services and Cable and Wireless operations.  Reporting will continue to reflect the Cable and Wireless services as separate operating segments.

In addition, RCCI ceased to be a separate legal entity on July 1, 2010 as a result of the amalgamation and effective July 1, 2010 RCCI is no longer an obligor or guarantor for the Company's bank credit facility, public debt or derivative instruments.  The amalgamated company continues to be the obligor in respect of each of these, while RCP remains either a co-obligor or guarantor for the public debt and a guarantor for the bank credit facility and derivative instruments.  The Company's respective obligations under the bank credit facility, the public debt and the derivative instruments continue to rank pari passu on an unsecured basis.

There has been no impact on the Media segment as a result of this reorganization.

7.	Pensions:

During the three and six months ended June 30, 2010, the Company recorded pension expense in the amount of $9 million and $16 million (2009 - $5 million and $11 million), respectively.  In addition, the expense related to unfunded supplemental executive retirement plans for the three and six months ended June 30, 2010 was $1 million and $2 million (2009 - $1 million and $2 million), respectively.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

8.	Shareholders' equity:

(a)	Dividends:

In February 2010, the Company's Board of Directors adopted a dividend policy which increased the annual dividend rate from $1.16 to $1.28 per Class A Voting share and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.32 per share.  Such quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

On February 16, 2010, the Board of Directors declared a quarterly dividend totalling $0.32 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares, which was paid on April 1, 2010, to shareholders of record on March 5, 2010, and is the first quarterly dividend to reflect the newly increased $1.28 per share annual dividend level.

On April 29, 2010, the Board of Directors declared a dividend of $0.32 per share which was paid on July 2, 2010, to shareholders of record on May 14, 2010.

(b)	Normal course issuer bid:

In February 2010, the Toronto Stock Exchange ("TSX") accepted a notice filed by the Company of its intention to renew its prior normal course issuer bid ("NCIB") for a further one-year period.  The TSX notice provides that the Company may, during the twelve-month period commencing February 22, 2010 and ending February 21, 2011, purchase on the TSX the lesser of 43.6 million Class B Non-Voting shares, representing approximately 9% of the issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1,500 million.  The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company considering market conditions, share prices, its cash position, and other factors.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

8.	Shareholders' equity (continued):

During the three months ended March 31, 2010, the Company repurchased for cancellation an aggregate 9,013,400 Class B Non-Voting shares for an aggregate purchase price of $301.5 million, resulting in a reduction to stated capital, contributed surplus and retained earnings of $8.6 million, $278.1 million and $14.8 million, respectively.  An aggregate 5,013,400 of these shares were repurchased for cancellation directly under the NCIB for an aggregate purchase price of $175.9 million.  The remaining 4,000,000 of these shares were repurchased for cancellation pursuant to a private agreement between the Company and an arm's-length third party seller for an aggregate purchase price of $125.6 million.  This purchase was made under an issuer bid exemption order issued by the Ontario Securities Commission and is included in calculating the number of Class B Non-Voting shares that the Company may purchase pursuant to the NCIB.

During the three months ended June 30, 2010, the Company repurchased for cancellation an aggregate 8,981,300 Class B Non-Voting shares for an aggregate purchase price of $328.6 million, resulting in a reduction to stated capital, contributed surplus and retained earnings of $8.6 million, $301.5 million and $18.5 million, respectively.  These shares were repurchased for cancellation directly under the NCIB.  As at June 30, 2010, there were 462,086,705 Class B shares outstanding, including the impact of the 1,012,000 Class B shares cancelled in July 2010.

9.	Stock-based compensation:

A summary of stock-based compensation expense (recovery), which is included in operating, general and administrative expenses, is as follows:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Stock options	$3	$9	$21	$(64)
Restricted share units	5	3	10	-
Deferred share units	2	1	3	(4)

	$10	$13	$34	$(68)

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

9.	Stock-based compensation (continued):

During the three and six months ended June 30, 2010, the Company granted nil and 1,274,425 stock options to employees, including stock options and performance options (2009 - 257,600 and 2,579,550), respectively.

The weighted average exercise price of stock options granted during the three and six months ended June 30, 2010 was nil and $34.54 per share (2009 - $30.31 and $29.49), respectively.  As at June 30, 2010, 12,919,931 (December 31, 2009 - 13,467,096) stock options were outstanding.

During the three and six months ended June 30, 2010, the Company issued 37,116 and 688,897 restricted share units to employees (2009 - 221,444 and 413,900), respectively.  As at June 30, 2010, 1,576,134 (December 31, 2009 - 1,060,223) restricted share units were outstanding.

During the three and six months ended June 30, 2010, $16 million and $34 million was paid to holders upon exercise of restricted share units, deferred share units and stock options using the cash settlement feature (2009 - $6 million and $24 million), respectively.

10.	Financial risk management and financial instruments:

(a)	Overview:

The Company is exposed to credit risk, liquidity risk and market risk.  The Company's primary risk management objective is to protect earnings and cash flow and, ultimately, shareholder value.  Risk management strategies are designed and implemented to ensure the Company's risks and the related exposure are consistent with its business objectives and risk tolerance.  There have been no significant changes to the Company's risk management strategies since December 31, 2009.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

10.	Financial risk management and financial instruments (continued):

(b)	Derivative instruments:

The effect of estimating fair value using credit-adjusted interest rates on the Company's cross-currency interest rate exchange agreements ("Derivatives") at June 30, 2010 is illustrated in the table below.  As at June 30, 2010, the credit-adjusted net liability position of the Company's Derivative portfolio was $737 million, which is $2 million more than the unadjusted risk-free mark-to-market net liability position.

	Derivatives	Derivatives
	in an asset	in a liability	Net liability
	position	position	position
	(A)	(B)	(A) + (B)

Mark-to-market value - risk-free analysis	$253	$(988)	$(735)
Mark-to-market value - credit-adjusted estimate (carrying value)	230	(967)	(737)

Difference	$23	$(21)	$2

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

10.	Financial risk management and financial instruments (continued):

At June 30, 2010, 93.7% of the Company's U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.  At June 30, 2010, details of the Derivatives net liability position are as follows:

					Estimated
				Unadjusted	fair value,
				mark-to-	being
				market	carrying
				value	amount on
				on a	a credit risk
	U.S. $	Exchange	Cdn. $	risk free	adjusted
	notional	rate	notional	basis	basis

Derivatives accounted for as cash flow hedges:
As assets	$1,975	1.0252	$2,025	$219	$201
As liabilities	3,215	1.3337	4,288	(983)	(962)
Net mark-to-market liability				(764)	(761)

Derivatives not accounted for as hedges:
As assets	350	1.0258	359	34	29
As liabilities	10	1.5370	15	(5)	(5)
Net mark-to-market asset				29	24

Net mark-to-market liability				$(735)	(737)

Less net current liability portion					(316)

Net long-term liability portion					$(421)

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

10.	Financial risk management and financial instruments (continued):

At December 31, 2009, 93.7% of the Company's U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.  At December 31, 2009, details of the Derivatives net liability position are as follows:

					Estimated
				Unadjusted	fair value,
				mark-to-	being
				market	carrying
				value	amount on
				on a	a credit risk
	U.S. $	Exchange	Cdn. $	risk free	adjusted
	notional	rate	notional	basis	basis

Derivatives accounted for as cash flow hedges:
As assets	$1,975	1.0252	$2,025	$84	$73
As liabilities	3,215	1.3337	4,288	(1,117)	(1,080)
Net mark-to-market liability				(1,033)	(1,007)

Derivatives not accounted for as hedges:
As assets	350	1.0258	359	10	9
As liabilities	10	1.5370	15	(4)	(4)
Net mark-to-market asset				6	5

Net mark-to-market liability				$(1,027)	(1,002)

Less net current liability portion					(76)

Net long-term liability portion					$(926)

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

11.	Related party transactions:

The Company has entered into certain transactions with companies, the partners or senior officers of which are Directors of the Company.  During the three and six months ended June 30, 2010, total amounts paid by the Company to these related parties, directly or indirectly, were $9 million and $18 million (2009 - $10 million and $14 million), respectively.  These payments were for legal services, printing and commissions paid on premiums for insurance coverage.

The Company entered into certain transactions with the controlling shareholder of the Company and companies controlled by the controlling shareholder of the Company.  These transactions are subject to formal agreements approved by the Audit Committee.  Total amounts received from (paid to) these related parties, during the three and six months ended June 30, 2010 and 2009 were less than $1 million, respectively.

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.

In January 2010, with the approval of the Board of Directors, the Company closed an agreement to sell the Company's aircraft to a private Rogers' family holding company for cash proceeds of $19 million (U.S. $18 million).  The terms of the sale were negotiated by a Special Committee of the Board of Directors comprised entirely of independent directors.  The Special Committee was advised by several independent parties knowledgeable in aircraft valuations to ensure that the sale price was within a range that was reflective of current market value.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

12.	Contingencies:

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers.  In September 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action.  As a national, "opt-in" class action, affected customers outside Saskatchewan would have to take specific steps to participate in the proceeding.  The Company applied for leave to appeal the certification decision to the Saskatchewan Court of Appeal.  That application was later adjourned pending the hearing of certain motions.  In December 2007, the Company brought a motion to stay the proceeding based on the arbitration clause in wireless service agreements.  The Company's motion was granted in February 2008, and the Saskatchewan Court directed that its order in respect of the certification of the action would exclude from the class of plaintiffs those customers who are bound by an arbitration clause.  In April 2008, the Class Actions Act (Saskatchewan) was amended to authorize the certification of national, "opt-out" class actions.  In an "opt-out" class action, affected customers outside of Saskatchewan would automatically be part of the proceeding in that province.  As a consequence of the amendment, counsel for the plaintiffs brought a motion to amend the certification order previously granted by the Saskatchewan Court so as to certify a national, "opt-out" class action.  In May 2009, the Court refused to grant the requested relief and dismissed the plaintiffs' motion.  In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims against wireless carriers with respect to the system access fee.  In December 2009, the Court ordered that the second proceeding be conditionally stayed on the basis that it is an abuse of process. In March 2010, the Company was granted leave to appeal the 2007 certification decision and the plaintiffs were granted leave to appeal the "opt-in/opt-out" decision.  The Company has not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated.  If the ultimate resolution of this action differs from the Company's assessment and assumptions, a material adjustment to the financial position and results of operations could result.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2010 and 2009

13.	Subsequent events:

On July 1, 2010, the Company's shared services and Cable and Wireless operations were consolidated into Rogers Communications Partnership (note 6).

On July 9, 2010, the Company reached an agreement to acquire the assets of Cityfone Telecommunications Inc. ("Cityfone") for cash consideration of $24 million.  Cityfone is a leading independent Canadian Mobile Virtual Network Operator and offers post paid wireless voice and data services to subscribers through private label programs with major Canadian brands.